Exhibit 99.1
PENGROWTH ENERGY TRUST -1-
NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) — TSX;
(PGH) — NYSE
PENGROWTH ENERGY TRUST ANNOUNCES
FIRST QUARTER 2008 RESULTS
(Calgary, May 6, 2008) /Marketwire/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust (collectively “Pengrowth”), is pleased to announce the interim unaudited operating and financial results for the three month period ended March 31, 2008.
 •
Pengrowth reported a net loss of $56.6 million ($0.23 per trust unit) in the first quarter of 2008 compared to a net loss of $3.7 million in the fourth quarter of 2007 ($0.01 per trust unit) and $69.8 million ($0.29 per trust unit) in the same period last year. The net loss is due primarily to unrealized mark-to-market losses on commodity risk management contracts of $165.7 million and unrealized foreign exchange losses of $36.6 million. The mark-to-market losses are due to stronger commodity prices, while the unrealized foreign exchange loss resulted primarily from the impact of a modest weakening of the Canadian dollar on our foreign denominated debt in the first quarter. The increase in net loss was partially offset by higher operating netbacks and a future tax reduction of $84.5 million.
 •
During the first quarter of 2008, Pengrowth generated cash flow from operating activities of approximately $216.2 million ($0.87 per trust unit) as compared with $196.3 million ($0.80 per trust unit) in the fourth quarter of 2007 and $136.4 million ($0.56 per trust unit) in the same period last year. The increase in cash flow from operations over the prior periods is due to higher commodity prices partially offset by lower production volumes and higher royalty expense.
 •
Distributions declared totaled $167.2 million versus $166.6 million during the fourth quarter of 2007 and $183.5 million in the first quarter last year. During the first quarter, Pengrowth distributed $0.675 per trust unit to its unitholders which is 77 percent of cash flow from operating activities. Pengrowth’s distributions remained stable at $0.225 per trust unit per month, up to and including our most recently announced May 15, 2008 distribution.
 •
Daily production was relatively stable in the first quarter of 2008 at 82,711 boe per day when compared to the fourth quarter of 2007 and decreased approximately eight percent when compared to the first quarter of 2007. The decrease in the first quarter 2008 and fourth quarter 2007 is primarily due to the completion of the 2007 disposition program. In addition, operational issues related to extreme cold weather during the first quarter also negatively impacted volumes. Pengrowth anticipates full year average daily production in the range of 80,000 boe per day to 82,000 boe per day excluding any impact from potential future acquisitions or dispositions.
 •
Development capital for the first quarter of 2008 totaled $84.9 million, with approximately 85 percent spent on drilling, completions and facilities. Pengrowth participated in drilling 141 gross wells (68.3 net wells) with a success rate of 98 percent. In addition to the development capital, $3.2 million was spent at Lindbergh, our oil sands project and $5.4 million was spent on leasehold improvements.
Note regarding currency: all figures contained within this report are quoted in Canadian dollars unless otherwise indicated.

PENGROWTH ENERGY TRUST -2-

President’s Message
To our valued unitholders,
I am pleased to announce the unaudited quarterly results for the three months ended March 31, 2008. During the first quarter, Pengrowth provided stable distributions to unitholders, met our operating targets and executed a portion of our $355 million capital development program. The 2008 capital program is focused on maximizing unitholder returns through the allocation of capital on select high return projects, the active pursuit of improved reserve recovery including the CO2 pilot project at Judy Creek and continued improvements in ongoing operations.
Pengrowth generated cash flow from operating activities for the first quarter of 2008 of $216.2 million, a ten percent increase over the previous quarter and a 58 percent increase over the first quarter of 2007. In addition, Pengrowth’s operating netbacks increased 14 percent to $33.65 per boe compared to $29.56 per boe in the fourth quarter of 2007 and 13 percent compared to $29.87 in the first quarter of 2007.
The cash flow from operating activities and netback increases were mainly a result of the strength in WTI crude oil prices and the partial recovery in natural gas prices which more than offset lower production volumes and higher royalty expense. Operating costs were relatively stable quarter over quarter. However, the higher commodity prices, especially crude oil prices which are typically quoted in U.S. dollars, were moderated somewhat by the continued strength of the Canadian dollar in relation to the U.S. dollar and as such, Pengrowth’s average realized crude oil price did not fully reflect the record high U.S. dollar benchmark crude oil prices set in the first quarter of the year.
Pengrowth’s exposure to the higher crude oil prices was also tempered somewhat by our risk management strategy. Pengrowth uses forward price swaps to manage our exposure to commodity price fluctuations, to provide a measure of stability to monthly cash distributions and to partially secure returns on significant new acquisitions, such as the Esprit Energy Trust, Carson Creek and ConocoPhillips properties acquisitions which closed in late 2006 and early 2007. Realized light oil commodity risk management losses for the first quarter were $32.8 million partially offset by a natural gas commodity risk management gain of $4.4 million. For the remainder of 2008, Pengrowth has approximately 46 percent of liquids hedged at Cdn $77.69 per boe and 41 percent of natural gas hedged at Cdn $8.41 per mcf.
Distributions to unitholders during the quarter totaled $0.675 per trust unit. Pengrowth has maintained the monthly distribution at $0.225 per trust unit up to and including the recently declared May 15, 2008 distribution. Cash flow from operations is mainly derived from producing and selling our oil, natural gas and related products and as such, cash flow from operations is highly dependent on commodity prices. Pengrowth’s board of directors continues to examine distributions on a monthly basis while considering overall market conditions and capital spending requirements.
Pengrowth aims to continue paying stable distributions while executing a prudent development program. As oil and gas assets are subject to natural production declines, it becomes necessary to invest capital to offset these declines through drilling and optimization activities. Capital expenditures are partially funded through withholding a portion of the cash flow from operating activities. Distributions declared was 77 percent of cash flow from operating activities in the first quarter of 2008. Pengrowth has lower decline rates than the majority of our peers, reflecting the quality of our assets, allowing the trust to spend less capital and payout a higher portion of cash flow from operating activities as distributions.
Daily production decreased two percent quarter over quarter to 82,711 boe per day. Production levels reflect the impact from the disposition program completed during 2007, natural declines and the adverse effects on volume levels due to the extreme cold weather during the quarter. However, production levels met our internal targets and we continue to forecast full year 2008 production of 80,000 to 82,000 boe per day, excluding any future acquisitions or dispositions.
Pengrowth has traditionally grown production through acquisitions, being one of the more active acquisitors in its sector. Presently, the acquisition market is challenging with fewer quality properties available and at significantly higher valuations due to a higher commodity price environment. Acquisition activity was limited during the quarter with Pengrowth completing a minor acquisition of an additional working interest at Carson Creek for approximately $0.6 million.
Pengrowth has continued to maintain a strong balance sheet and we remain well positioned to capitalize on any future acquisition opportunities with approximately $683 million in undrawn capacity from our credit facilities. Pengrowth continues to evaluate numerous opportunities to grow our business and enhance value for unitholders

PENGROWTH ENERGY TRUST -3-

through accretive corporate or property acquisitions; or through continued participation in the trust sector consolidation. We will evaluate opportunities both domestically and internationally while continuing to focus on enhancing production, reserves and cash flow by exploiting internal growth opportunities available on our existing asset base.
Development capital expenditures totaled $84.9 million during the first quarter, with approximately 85 percent spent on drilling, completions and facilities. The first quarter was especially active as we looked to complete activities in many of our winter-only access areas. Pengrowth participated in drilling 141 gross wells (68.3 net wells) with a success rate of 98 percent.
After completing a full integration in 2007 of the Esprit Energy Trust, Carson Creek and ConocoPhillips properties acquisitions, Pengrowth has targeted approximately 40 percent of the 2008 capital budget on opportunities on the newly acquired properties, highlighting the trust’s ability to not only make strategic acquisitions but realize additional value on behalf of unitholders.
The pilot project at Judy Creek has continued to produce additional oil and other hydrocarbons with favourable initial response to the CO2 injection program. Results so far have been encouraging and we plan to continue with the alternating injection of CO2 for one month followed by one month of water injection. The Judy Creek CO2 pilot is expected to end in early 2009. The evaluation of the pilot results followed by a decision to proceed with a commercialization project may be made as early as 2010.
At Puskwa, an exploration play, two partner-operated wells were drilled and cased and are currently waiting to be completed. A third well was unsuccessful at the northeastern limits of the trend.
In addition to the development capital, $3.2 million was spent at Lindbergh, our oil sands project. Pengrowth filed an application with the Energy Resources Conservation Board and Alberta Environment for a pilot scale Steam Assisted Gravity Drainage (SAGD) project. Pengrowth is proposing to drill eight well pairs from an existing well pad, along with plans to modify existing processing facilities and install new gathering and steam injection pipelines. As part of the preparation for the upcoming pilot project, Pengrowth drilled four delineation core wells during the quarter with one completed as an observation well with pressure and temperature recorders. Pengrowth anticipates spending approximately $20 million in 2008 at Lindbergh. Production associated with this pilot project is expected to be between 2,000 to 2,500 boe per day. Production is expected to begin in the second half of 2009, pending the regulatory review process.
The favourable results recorded during the first three months of 2008 were in no small part due to the efforts of Pengrowth’s team members, leadership team and board of directors and I would like to express a note of thanks for their hard work. We look forward to the remainder of 2008 and will continue to strive forward with our mandate to provide exceptional growth and value to our unitholders.
James S. Kinnear
Chairman, President and Chief Executive Officer
May 5, 2008

PENGROWTH ENERGY TRUST -4-

Summary of Financial and Operating Results

	Three Months ended March 31
(thousands, except per unit amounts)	2008	2007	% Change

INCOME STATEMENT
Oil and gas sales	$457,606	$432,108	6
Net loss	$(56,583)	$(69,834)	19
Net loss per trust unit	$(0.23)	$(0.29)	21

CASH FLOW
Cash flows from operating activities	$216,238	$136,429	58
Cash flows from operating activities per trust unit	$0.87	$0.56	55

Distributions declared	$167,234	$183,534	(9)
Distributions declared per trust unit	$0.675	$0.75	(10)

Ratio of distributions declared over cash flows from operating activities	77%	135%

Capital expenditures	$93,534	$96,853	(3)
Capital expenditures per trust unit	$0.38	$0.40	(5)
Weighted average number of trust units outstanding	247,257	244,359	1

BALANCE SHEET
Working capital (1)	$(290,776)	(658,857)	56
Property, plant and equipment	$4,241,589	$4,958,127	(14)
Long term debt	$1,250,244	$1,062,837	18
Trust unitholders’ equity	$2,549,514	$2,810,237	(9)
Trust unitholders’ equity per trust unit	$10.28	$11.48	(10)

Currency (U.S.$/Cdn$) (closing rate at period end)	$0.9742	$0.8556

Number of trust units outstanding at period end	247,934	244,749	1

AVERAGE DAILY PRODUCTION
Crude oil (barrels)	25,103	27,461	(9)
Heavy oil (barrels)	7,740	6,773	14
Natural gas (mcf)	241,208	275,495	(12)
Natural gas liquids (barrels)	9,666	9,918	(3)
Total production (boe)	82,711	90,068	(8)

TOTAL PRODUCTION (mboe)	7,527	8,106	(7)

PRODUCTION PROFILE
Crude oil	30%	30%
Heavy oil	9%	8%
Natural gas	49%	51%
Natural gas liquids	12%	11%

AVERAGE REALIZED PRICES (after commodity risk management)
Crude oil (per barrel)	$79.38	$67.24	18
Heavy oil (per barrel)	$62.74	$41.54	51
Natural gas (per mcf)	$7.72	$7.91	(2)
Natural gas liquids (per barrel)	$66.96	$49.67	35
Average realized price per boe	$60.30	$53.30	13

(1)	Prior year restated to conform to presentation adopted in current year.

PENGROWTH ENERGY TRUST -5-

Summary of Trust Unit Trading Data

	Three Months ended
	March 31
(thousands, except per trust unit amounts)	2008		2007

TRUST UNIT TRADING
PGH (NYSE)
High	$19.47	U.S.	$17.96	U.S.
Low	$13.67	U.S.	$15.82	U.S.
Close	$19.10	U.S.	$16.87	U.S.
Value	$257,555	U.S.	$449,141	U.S.
Volume	14,293		26,663

PGF.UN (TSX)
High	$19.82		$20.85
Low	$14.16		$18.62
Close	$19.67		$19.45
Value	$557,889		$744,819
Volume	30,755		37,742

PENGROWTH ENERGY TRUST -6-
The following discussion of financial results should be read in conjunction with the interim unaudited consolidated Financial Statements for three months ended March 31, 2008 of Pengrowth Energy Trust and is based on information available to May 5th, 2008.
Frequently Recurring Terms
For the purposes of this discussion, we use certain frequently recurring terms as follows: the “Trust” refers to Pengrowth Energy Trust, the “Corporation” refers to Pengrowth Corporation, “Pengrowth” refers to the Trust and its subsidiaries and the Corporation on a consolidated basis and the “Manager” refers to Pengrowth Management Limited.
Pengrowth uses the following frequently recurring industry terms in this discussion: “bbls” refers to barrels, “boe” refers to barrels of oil equivalent, “mboe” refers to a thousand barrels of oil equivalent, “mcf” refers to thousand cubic feet, “gj” refers to gigajoule and “mmbtu” refers to million British thermal units.
Advisory Regarding Forward-Looking Statements
This discussion contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance” “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this discussion include, but are not limited to, statements with respect to: reserves, 2008 production, production additions from Pengrowth’s 2008 development program, royalty obligations, 2008 operating expenses, future income taxes, goodwill, asset retirement obligations, taxability of distributions, remediation and abandonment expenses, capital expenditures, general and administration expenses, proceeds from the disposal of properties and the impact of the changes to the Canadian tax legislation as details have yet to be provided. Statements relating to “reserves” are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.
Forward-looking statements and information are based on Pengrowth’s current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning anticipated financial performance, business prospects, strategies, regulatory developments, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates, the proceeds of anticipated divestitures, the amount of future cash distributions paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain equipment in a timely manner to carry out development activities, our ability to market our oil and natural gas successfully to current and new customers, the impact of increasing competition, our ability to obtain financing on acceptable terms and our ability to add production and reserves through our development and exploitation activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; compliance with environmental laws and regulations; changes in tax and royalty laws; the failure to qualify as a mutual fund trust; and Pengrowth’s ability to access external sources of debt and equity capital. Further information regarding these factors may be found under the heading “Business Risks” herein and under “Risk Factors” in Pengrowth’s most recent Annual Information Form (AIF), and in Pengrowth’s most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases. Copies of the Trust’s Canadian public filings are available on SEDAR at www.sedar.com. The Trust’s U.S. public filings, including the Trust’s most recent annual report form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov.
Pengrowth cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking

PENGROWTH ENERGY TRUST -7-

statements contained in this discussion are made as of the date of this discussion and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent events and circumstances have occurred that are reasonably likely to cause actual results to differ materially from material forward-looking information for a period that is not yet complete or as otherwise required by law.
The forward-looking statements contained in this discussion are expressly qualified by this cautionary statement.
Critical Accounting Estimates
As discussed in Note 1 to the financial statements, the financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period ended.
The amounts recorded for depletion, depreciation and amortization of injectants, the provision for asset retirement obligations, goodwill and future taxes are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. The amounts recorded for the fair value of risk management contracts and the unrealized gains or losses on the change in fair value are based on estimates. These estimates can change significantly from period to period. As required by National Instrument 51-101 (NI 51-101) Standards of Disclosure for Oil and Gas Activities, Pengrowth uses independent qualified reserve evaluators in the preparation of reserve evaluations. By their nature, these estimates are subject to measurement uncertainty and changes in these estimates may impact the consolidated financial statements of future periods.
Non-GAAP Financial Measures
This discussion refers to certain financial measures that are not determined in accordance with GAAP in Canada or the United States. These measures do not have standardized meanings and may not be comparable to similar measures presented by other trusts or corporations. Measures such as operating netbacks do not have standardized meanings prescribed by GAAP.
Historically, we used non-GAAP measures such as funds generated from operations, funds generated from operations per trust unit, distributable cash, distributable cash per trust unit and payout ratio because we believe they facilitate the understanding of the results of our operations and financial position. In response to guidance from the Canadian Institute of Chartered Accountants (CICA) and the Canadian Securities Administrators (CSA), we are now using the GAAP measure cash flow from operating activities instead of funds generated from operations. The principal difference is that cash flow from operating activities includes changes in non-cash working capital. We have discontinued the use of the terms distributable cash and distributable cash per trust unit.
Distributions can be compared to cash flow from operating activities in order to determine the amount, if any, of distributions financed through debt or short term borrowing. The current level of capital expenditures funded through retained cash can also be determined when it is compared to the difference in cash flow from operating activities and distributions paid in the financing section of the Statement of Cash Flows.
Management monitors the capital structure of the corporation using non-GAAP financial metrics, primarily net debt to the trailing twelve months Earnings Before Interest, Taxes, Depletion, Depreciation, Amortization, Accretion, and other non-cash items (EBITDA). Management believes that targeting a prudent ratio of net debt to trailing EBITDA is reasonable given the size of the company, its capital management objectives, growth strategy, uncertainty of oil and gas commodity prices and additional margin required from the debt covenants. If the ratio of net debt to trailing EBITDA reaches or exceeds certain levels, management would consider steps to reduce the ratio of net debt to trailing EBITDA. Those steps could include, but are not limited to, raising equity, selling assets, reducing capital expenditures or reducing distributions. Details of this measure are included in note 12 to the consolidated financial statements.
Conversion and Currency
When converting natural gas to equivalent barrels of oil within this discussion Pengrowth uses the industry standard of six thousand cubic feet to one barrel of oil equivalent. Barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Production volumes, revenues and reserves are reported on a company interest gross basis (before royalties) in accordance with Canadian practice. All amounts are stated in Canadian dollars unless otherwise specified.
OVERVIEW

PENGROWTH ENERGY TRUST -8-

Pengrowth generated cash flow from operating activities for the first quarter of 2008 of $216.2 million, a ten percent increase over the fourth quarter of 2007 and a 58 percent increase over the first quarter of 2007. This increase in cash flow from operating activities as well as the 14 percent increase in the operating netback from the fourth quarter 2007 and 13 percent increase from first quarter of 2007 are a result of higher commodity prices for oil, gas and natural gas liquids (NGLs) which more than offset the impact of lower volumes, stable operating costs and higher royalty expense.
Net loss for the first quarter increased by $52.9 million from the fourth quarter of 2007 and decreased $13 million from the first quarter of 2007. The larger loss in the first quarter 2008 compared to the fourth quarter 2007,was due primarily to unrealized losses on mark-to-market commodity risk management contracts of $165.7 million before taxes, ($136.6 million in the fourth quarter 2007 and $83.9 million in the first quarter 2007). The increase in net loss was partially offset by higher operating netbacks and a future tax recovery of $84.5 million. The increase in net losses is also attributable to Pengrowth recording an unrealized foreign exchange loss of $36.6 million related to foreign denominated debt and mark-to-market losses on foreign exchange risk management contracts in the first quarter, which compares with unrealized foreign exchange gains of $7.7 million and $4.5 million in the fourth quarter of 2007 and first quarter of 2007 respectively.
The commodity risk management activities, which are utilized to partially secure returns from significant acquisitions and provide a level of stability to the trust’s cash flow from operating activities, has limited to some extent the trust’s ability to fully realize higher commodity prices. The strengthening of the Canadian dollar has also offset some of the effects of rising crude oil prices.
RESULTS OF OPERATIONS
This discussion contains the results of Pengrowth Energy Trust and its subsidiaries.
Production
Average daily production decreased two percent to 82,711 boe per day in the first quarter 2008 compared to 84,331 boe per day in the fourth quarter of 2007 and eight percent from the same period in 2007. First quarter 2007 volumes are higher compared to first quarter 2008, as the volumes from the ConocoPhillips properties (the “CP properties”) acquisition are included prior to the start of the disposition program. First quarter 2008 and fourth quarter 2007 volumes reflect the impact from a disposition program completed during 2007. In addition, first quarter operational issues related to cold weather adversely affected 2008 volumes.
At this time, Pengrowth anticipates 2008 full year production of 80,000 to 82,000 boe per day. This estimate excludes the impact from any potential future acquisitions or dispositions.
Daily Production

	Three months ended
	Mar 31, 2008	Dec 31, 2007	Mar 31, 2007

Light crude oil (bbls)	25,103	25,892	27,461
Heavy oil (bbls)	7,740	7,434	6,773
Natural gas (mcf)	241,208	250,117	275,495
Natural gas liquids (bbls)	9,666	9,319	9,918

Total boe per day	82,711	84,331	90,068

Light crude oil production volumes decreased by three percent in the first quarter of 2008 versus the fourth quarter of 2007 due to prior period volume adjustments at the South Swan Hills non-operated property. The nine percent decrease in volumes when comparing the first quarters of 2008 and 2007 is mainly attributable to the absence of crude oil volumes from divested properties of approximately 1,700 bbls per day.
Heavy oil production increased four percent in the first quarter of 2008 compared to the fourth quarter of 2007 and increased 14 percent compared to the first quarter of 2007. Additional volumes from development activity primarily at the Tangleflags property were partially offset by production declines.
Natural gas production decreased four percent from the fourth quarter of 2007. Non-core property divestments and lower sales volumes at Judy Creek due to higher gas volumes used for miscible flood injections rather than sales were the main reasons for the decrease. The 12 percent decrease in production in the first quarter 2008 compared to the same period of 2007 is due to operational issues at the Quirk Creek Gas Plant for a portion of the first quarter 2008 and the absence of volumes from divested properties; the decreases were partially offset by higher gas sales at the Sable Offshore Energy Project (SOEP).

PENGROWTH ENERGY TRUST -9-

Natural gas liquids (NGLs) production increased four percent in the first quarter of 2008 over the fourth quarter of 2007 due to higher sales volumes from Judy Creek as a result of lower solvent demand in the first quarter. However, first quarter 2008 production decreased by three percent compared with the same period of 2007 due to asset sales and lower sales at Judy Creek due to higher solvent demand.
Pricing and Commodity Risk Management
Pengrowth’s average realized prices increased by ten percent in the first quarter of 2008 compared to the fourth quarter of 2007 and 13 percent compared to the first quarter of 2007. Although benchmark prices increased by larger percentages, the company did not fully benefit due to the limiting effects of the risk management strategy and in the case of first quarter 2008 compared to the first quarter of 2007, the stronger Canadian dollar.
As part of our risk management strategy, Pengrowth uses forward price swaps to manage its exposure to commodity price fluctuations, to provide a measure of stability to monthly cash distributions and to partially secure returns on significant new acquisitions. As of March 31, 2008, Pengrowth has contracts for the remainder of 2008 and 2009 for approximately 19,000 bbls per day and 10,000 bbls per day of crude oil and 99,000 mcf per day and 63,000 mcf per day of natural gas, respectively. Each Cdn $1 per barrel change in future oil prices would result in approximately Cdn $8.4 million change in the value of the crude contracts. Similarly, each Cdn $0.50 per mcf change in future natural gas prices would result in approximately Cdn $25.1 million change in the value of the natural gas contracts. The changes in the fair value of the contracts directly affect net income through the unrealized amounts booked to the statement of income during the period. The effect on cash flows will be recognized separately upon realization of the contracts, which could vary significantly from the unrealized amount recorded due to timing and prices when each contract is settled. Pengrowth has hedged the Canadian dollar exchange rate at the same time that it hedges any U.S. dollar denominated commodity in order to protect against changes in the foreign exchange rate.
Pengrowth has not designated any outstanding commodity contracts as hedges for accounting purposes and therefore must record these contracts on the balance sheet at their fair value and recognize changes in fair value on the statement of income as unrealized commodity risk management gains or losses. There will continue to be volatility in earnings to the extent that the fair value of commodity contracts fluctuates, however, these non-cash amounts do not impact Pengrowth’s operating cash flows. Realized commodity risk management gains or losses are recorded in oil and gas sales on the statement of income.
Average Realized Prices

	Three months ended
(Cdn$)	Mar 31, 2008	Dec 31, 2007	Mar 31, 2007

Light crude oil (per bbl)	93.73	82.31	63.59
after realized commodity risk management	79.38	73.69	67.24
Heavy oil (per bbl)	62.74	45.47	41.54
Natural gas (per mcf)	7.52	6.20	7.59
after realized commodity risk management	7.72	6.90	7.91
Natural gas liquids (per bbl)	66.96	67.64	49.67

Total per boe	64.07	55.16	51.22
after realized commodity risk management	60.30	54.58	53.30

Benchmark prices
WTI oil (U.S.$ per bbl)	97.81	90.71	58.23
AECO spot gas (Cdn$ per gj)	6.76	5.69	7.07
NYMEX gas (U.S.$ per mmbtu)	8.03	6.97	6.77
Currency (U.S. $/Cdn$)	1.00	1.02	0.87

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Realized Commodity Risk Management Gains (Losses)

	Three months ended
	Mar 31, 2008	Dec 31, 2007	Mar 31, 2007

Light crude oil ($ millions)	(32.8)	(20.5)	9.0
Light crude oil ($ per bbl)	(14.35)	(8.62)	3.65

Natural gas ($ millions)	4.4	16.0	7.8
Natural gas ($ per mcf)	0.20	0.70	0.32

Combined ($ millions)	(28.4)	(4.5)	16.8
Combined ($ per boe)	(3.77)	(0.58)	2.08

Commodity price contracts in place at March 31, 2008 are detailed in Note 13 to the consolidated financial statements. Additionally, the fair value of the outstanding contracts has been recorded on the balance sheet as a total net liability of $251 million at quarter end of which the majority is a current liability of $197 million. In the first quarter of 2007, the total net liability was $47 million, of which $22 million was the current liability. An unrealized loss of $166 million resulting from the change in fair value from January 1 to March 31, 2008 has been recognized in the statement of income compared to an unrealized loss of $84 million for the same time period in 2007.
Oil and Gas Sales — Contribution Analysis
The following table includes the impact of realized commodity risk management activity.

($ millions)	Three months ended
	Mar 31,	% of	Dec 31,	% of	Mar 31,	% of
Sales Revenue	2008	total	2007	total	2007	total

Light crude oil	181.3	40	175.6	41	166.2	38
Natural gas	169.4	37	158.8	37	196.2	46
Natural gas liquids	58.9	13	57.9	14	44.3	10
Heavy oil	44.2	10	31.1	8	25.4	6
Brokered sales/sulphur	3.8	—	1.8	—	—	—

Total oil and gas sales	457.6		425.2		432.1

Oil and Gas Sales — Price and Volume Analysis
The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales, including the impact of realized commodity risk management activity, for the first quarter of 2008 compared to the fourth quarter of 2007.

($ millions)	Light oil	Natural gas	NGLs	Heavy oil	Other	Total

Quarter ended December 31, 2007	175.6	158.8	57.9	31.1	1.8	425.2
Effect of change in product prices	26.1	28.9	(0.6)	12.2	—	66.6
Effect of change in sales volumes	(8.0)	(6.6)	1.5	0.9	—	(12.2)
Effect of change in realized commodity risk management activities	(12.3)	(11.6)	—	—	—	(23.9)
Other	(0.1)	(0.1)	0.1	—	2.0	1.9

Quarter ended March 31, 2008	181.3	169.4	58.9	44.2	3.8	457.6

The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales including the impact of realized commodity risk management activity, for the first three months of 2008 compared to the same period of 2007.

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($ millions)	Light oil	Natural gas	NGLs	Heavy oil	Other	Total

Period ended March 31, 2007	166.2	196.2	44.3	25.4	—	432.1
Effect of change in product prices	68.9	(1.6)	15.2	14.9	—	97.4
Effect of change in sales volumes	(12.0)	(21.6)	(0.6)	3.9	—	(30.3)
Effect of change in realized commodity risk management activities	(41.8)	(3.4)	—	—	—	(45.2)
Other	—	(0.2)	—	—	3.8	3.6

Period ended March 31, 2008	181.3	169.4	58.9	44.2	3.8	457.6

Processing and Other Income

	Three months ended

($ millions)	Mar 31, 2008	Dec 31, 2007	Mar 31, 2007

Processing & other income	4.5	4.1	4.7
$ per boe	0.59	0.53	0.58

Processing and other income is primarily derived from fees charged for processing and gathering third party gas, road use and oil and water processing
This income represents the partial recovery of operating expenses reported separately.
Royalties

	Three months ended

($ millions)	Mar 31, 2008	Dec 31, 2007	Mar 31, 2007

Royalty expense	98.2	85.4	81.6
$ per boe	13.05	11.01	10.06

Royalties as a percent of sales	21.5%	20.0%	18.9%
Royalties include crown, freehold and overriding royalties as well as mineral taxes. The royalty rate for the first quarter of 2008 is slightly higher than the fourth quarter 2007, primarily a reflection of higher average market prices used for the calculation of the royalty expense. Additionally, sales include losses from realized commodity risk management contracts that have the effect of increasing royalty rates as a percentage of sales since royalty payments are based on revenue prior to commodity risk management activities.
The outlook for 2008 is that royalties will be slightly higher as a result of higher commodity prices. Royalties are now expected to average approximately 22 percent of Pengrowth’s sales.
Operating Expenses

	Three months ended

($ millions)	Mar 31, 2008	Dec 31, 2007	Mar 31, 2007

Operating expenses	99.5	103.8	101.0
$ per boe	13.22	13.38	12.46

Operating expenses decreased four percent from the fourth quarter of 2007 due primarily to lower salary costs due to the actual performance bonus paid in February 2008 being lower than what had been accrued. Operating expenses in the first quarter 2008 compared to the first quarter 2007 are lower mainly due to the absence of expenses related to properties disposed throughout 2007.
Pengrowth expects total operating expenses for 2008 of approximately $392 million or $13.20 per boe.
Net Operating Expenses

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	Three months ended

($ millions)	Mar 31, 2008	Dec 31, 2007	Mar 31, 2007

Net operating expenses	95.0	99.7	96.3
$ per boe	12.63	12.85	11.88

Included in the table above are operating expenses net of the previously reported processing and other income.
Transportation Costs

	Three months ended

($ millions)	Mar 31, 2008	Dec 31, 2007	Mar 31, 2007

Light oil transportation	1.2	1.2	0.4
$ per bbl	0.51	0.49	0.17
Natural gas transportation	2.1	2.1	2.2
$ per mcf	0.10	0.09	0.09

Pengrowth incurs transportation costs for its product once the product enters a feeder or main pipeline to the title transfer point. The transportation cost is dependant upon third party rates and distance the product travels on the pipeline prior to changing ownership or custody. Oil transportation costs increased year-over-year due to the additional transportation incurred related to the CP properties; which Pengrowth began marketing in June 2007. Pengrowth has the option to sell some of its natural gas directly to premium markets outside of Alberta by incurring additional transportation costs. Pengrowth sells most of its natural gas without incurring significant additional transportation costs. Similarly, Pengrowth has elected to sell approximately 65 percent of its crude oil at market points beyond the wellhead but at the first major trading point, requiring minimal transportation costs.
Amortization of Injectants for Miscible Floods

	Three months ended

($ millions)	Mar 31, 2008	Dec 31, 2007	Mar 31, 2007

Purchased and capitalized	3.8	8.1	4.7
Amortization	7.8	7.5	9.5

The cost of injectants (primarily natural gas and ethane) purchased for injection in the miscible flood program is amortized equally over the period of expected future economic benefit. The cost of injectants purchased in 2007 and 2008 is amortized over a 24 month period. As of March 31, 2008, the balance of unamortized injectant costs was $23.4 million.
The amount of injectants purchased and capitalized in the first quarter 2008 was lower than the fourth quarter of 2007 due to the timing of the program and the increased use of proprietary gas that would have otherwise been sold. It is expected that the program will require additional injectants in upcoming quarters and therefore higher amounts will be purchased. The value of Pengrowth’s proprietary injectants is not recorded as an asset or a sale; the cost of producing these injectants is included in operating expenses.
Operating Netbacks
There is no standardized measure of operating netbacks and therefore operating netbacks, as presented below, may not be comparable to similar measures presented by other companies. Certain assumptions have been made in allocating operating expenses, other production income, other income and royalty injection credits between light crude, heavy oil, natural gas and natural gas liquids production.
Pengrowth recorded an average operating netback of $33.65 per boe in the first quarter of 2008 compared to $29.56 per boe in the fourth quarter of 2007 and $29.87 per boe for the first quarter of 2007. The increase in the netback in the first quarter of 2008 compared to the fourth quarter of 2007 was a result of higher liquids price realizations partially offset by royalties. The increase from the first quarter of 2007 is a result of higher combined commodity prices and realized sulphur sales which are partially offset by higher operating costs.
The sales price used in the calculation of operating netbacks is after realized commodity risk management.

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	Three months ended
Combined Netbacks ($ per boe)	Mar 31, 2008	Dec 31, 2007	Mar 31, 2007

Sales price	60.30	54.58	53.30
Other production income	0.50	0.23	—

	60.80	54.81	53.30
Processing and other income	0.59	0.53	0.58
Royalties	(13.05)	(11.01)	(10.06)
Operating expenses	(13.22)	(13.38)	(12.46)
Transportation costs	(0.44)	(0.42)	(0.32)

Amortization of injectants	(1.03)	(0.97)	(1.17)

Operating netback	33.65	29.56	29.87

	Three months ended
Light Crude Netbacks ($per bbl)	Mar 31, 2008	Dec 31, 2007	Mar 31, 2007

Sales price	79.38	73.69	67.24
Other production income	0.01	0.36	0.04

	79.39	74.05	67.28
Processing and other income	0.71	0.33	0.35
Royalties	(15.44)	(13.86)	(9.88)
Operating expenses	(16.46)	(15.20)	(13.14)
Transportation costs	(0.51)	(0.49)	(0.17)

Amortization of injectants	(3.40)	(3.14)	(3.84)

Operating netback	44.29	41.69	40.60

	Three months ended
Heavy Oil Netbacks ($ per bbl)	Mar 31, 2008	Dec 31, 2007	Mar 31, 2007

Sales price	62.74	45.47	41.54
Processing and other income	0.27	0.19	0.18
Royalties	(9.18)	(5.91)	(5.23)
Operating expenses	(13.40)	(12.92)	(13.15)

Operating netback	40.43	26.83	23.34

	Three months ended
Natural Gas Netbacks ($per mcf)	Mar 31, 2008	Dec 31, 2007	Mar 31, 2007

Sales price	7.72	6.90	7.91
Other production income	0.17	0.04	—

	7.89	6.94	7.91
Processing and other income	0.12	0.14	0.15
Royalties	(1.64)	(1.22)	(1.67)
Operating expenses	(1.87)	(2.02)	(2.01)
Transportation costs	(0.10)	(0.09)	(0.09)

Operating netback	4.40	3.75	4.29

	Three months ended
NGLs Netbacks ($per bbl)	Mar 31, 2008	Dec 31, 2007	Mar 31, 2007

Sales price	66.96	67.64	49.67
Royalties	(23.45)	(23.61)	(14.05)
Operating expenses	(12.91)	(14.29)	(12.02)

Operating netback	30.60	29.74	23.60

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Interest

	Three months ended
($ millions)	Mar 31, 2008	Dec 31, 2007	Mar 31, 2007

Interest Expense	15.8	19.7	23.4

Interest expense decreased 32 percent in the first quarter of 2008 when compared to the first quarter of 2007. The decrease represents a lower average debt level in the current quarter compared to first quarter 2007 which included debt relating to the CP properties acquisition. Approximately half of Pengrowth’s outstanding long term debt as at March 31, 2008 incurs interest that is payable in U.S. dollars and therefore the amount of interest payable is subject to fluctuations in the U.S. dollar exchange rate. Interest expense decreased 20 percent compared to the fourth quarter of 2007 reflecting a decrease of approximately one percent in the average interest rate in the first quarter 2008 versus the first quarter of 2007.
General and Administrative (G&A) Expenses

	Three months ended
($ millions)	Mar 31, 2008	Dec 31, 2007	Mar 31, 2007

Cash G&A expense	12.7	12.4	15.1
$ per boe	1.69	1.60	1.86
Non-cash G&A expense	2.6	1.8	1.7
$ per boe	0.34	0.22	0.22

Total G&A	15.3	14.2	16.8
Total G&A ($ per boe)	2.03	1.82	2.08

The cash component of G&A for the first quarter of 2008 compared to the fourth quarter of 2007 remained steady. Cash G&A decreased $2.4 million in the first quarter of 2008 in comparison to the same time period of 2007 as the CP transition services fees ($1.7 million) and legal fees associated with ongoing litigation ($0.8 million) were not repeated in the current quarter.
The non-cash component of G&A represents the compensation expense associated with Pengrowth’s long term incentive programs including trust unit rights and deferred entitlement units (LTIP). The increase comparing the first quarter 2008 to the first quarter of 2007 is due to the higher expense resulting from granting additional trust units under the LTIP as a result of the increased number of employees from recent acquisitions.
General and administrative expenses per boe are expected to remain stable in 2008 when compared to 2007. On a per boe basis, G&A is anticipated to be approximately $2.20 per boe for full year 2008, which includes non-cash G&A and anticipated management fees of approximately $0.40 per boe.
Management Fees

	Three months ended
($ millions)	Mar 31, 2008	Dec 31, 2007	Mar 31, 2007

Management Fee	3.4	(2.2)	3.2
$ per boe	0.45	(0.28)	0.39

Commencing July 1, 2006, for the remaining three year term, the maximum fees payable to the Manager are limited to 60 percent of the fees that would have been payable under the original agreement or $12 million, whichever is lower, plus certain expenses. The current agreement expires on June 30, 2009 and does not contain a further right of renewal. A special committee of the board of directors comprised of all independent members of the board was formed for the purpose of advising the board in connection with all matters pertaining to the orderly transition to a traditional corporate management structure at the end of the term.
Management fees for the first quarter of 2008 returned to a more typical level from those recorded in the fourth quarter of 2007. The fourth quarter of 2007 reflected an adjustment to the performance fee component which was not repeated.
Taxes

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In determining its taxable income, the Corporation deducts payments made to the Trust, effectively transferring the income tax liability to unitholders thus reducing the Corporation’s taxable income to nil. Under the Corporation’s current distribution policy, at the discretion of the Board, funds can be withheld to fund future capital expenditures, repay debt or other corporate purposes. In the event cash withholdings increased sufficiently or the Corporation’s tax pool balances have been reduced sufficiently, the Corporation could become subject to taxation on a portion of its income in the future. This can be mitigated through various options including the issuance of additional trust units, increased tax pools from additional capital spending, modifications to the distribution policy or potential changes to the corporate structure.
Bill C-52 Budget Implementation Act 2007
Bill C-52 modifies the taxation of certain flow-through entities including mutual fund trusts referred to as “specific investment flow-through” entities or “SIFTS” and the taxation of distributions from such entities. Bill C-52 applies a tax at the trust level on distributions of certain income from such a SIFT trust at a rate of tax comparable to the combined federal and provincial corporate tax rate. These distributions will be treated as dividends to the trust unitholders.
Pengrowth believes that it is characterized as a SIFT trust and, as a result, will be subject to Bill C-52 commencing on January 1, 2011 subject to the qualification below regarding the possible loss of the four year grandfathering period in the case of “undue expansion”.
Based on information released by Finance (including the federal economic update on December 30, 2007), the proposed tax rate in 2011 will be 29.5 percent which is comprised of 16.5 percent federal tax and 13 percent tax rate on account of provincial tax. The federal component of the proposed tax on SIFTs is expected to be 15 percent in 2012 (28 percent total) and thereafter. In the February 28, 2008 Federal Budget it has been proposed that for tax years ending 2009 and later the provincial component of the SIFT tax will be based on the provincial corporate tax rate of each province in which the SIFT has a permanent establishment. For example, for a company operating only in Alberta, the SIFT rate would be 25 percent with a provincial rate of ten percent in 2012. The payment of this tax will reduce the amount of cash available for distribution to unitholders.
Pursuant to the SIFT Legislation, the distribution tax will only apply in respect of distributions of income and will not apply to returns of capital. Pengrowth currently has available tax pool balances of approximately $2.9 billion, which will be considered in identifying the alternatives and timing of our response to the enactment of the SIFT Legislation.
Pengrowth is actively investigating a number of alternative structures and solutions that may mitigate the impact of the SIFT Legislation.
Future Income Taxes
Future income tax is a non-cash item relating to temporary differences between the accounting and tax basis of Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows. During the first quarter of 2008, Pengrowth recorded a future tax reduction of $84.5 in the first quarter of 2008 to reflect temporary differences primarily relating to the mark-to-market losses recorded.
Depletion, Depreciation and Accretion

	Three months ended
($ millions)	Mar 31, 2008	Dec 31, 2007	Mar 31, 2007

Depletion and depreciation	151.8	156.0	162.5
$ per boe	20.17	20.11	20.05
Accretion	6.8	6.5	6.5
$ per boe	0.90	0.84	0.81

Depletion and depreciation of property, plant and equipment is calculated on the unit of production method based on total proved reserves. The lower depletion amounts for the first quarter 2008 is directly attributable to the lower production volumes realized.
Pengrowth’s Asset Retirement Obligations (ARO) liability changes from net acquisitions and by the amount of accretion, which is a charge to net income over the lifetime of the producing oil and gas assets.
Asset Retirement Obligations
The total future ARO is based on management’s estimate of costs to remediate, reclaim and abandon wells and facilities having regard for Pengrowth’s working interest and the estimated timing of the costs to be incurred in future periods. Pengrowth has developed an internal process to calculate these estimates which considers applicable

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regulations, actual and anticipated costs, type and size of well or facility and the geographic location. Pengrowth has estimated the net present value of its total ARO to be $351 million as at March 31, 2008 (December 31, 2007 — $352 million), based on a total escalated future liability of $2,008 million (December 31, 2007 — $2,015 million). These costs are expected to be incurred over 50 years with the majority of the costs incurred between 2035 and 2054. A credit adjusted risk free rate of eight percent and an inflation rate of two percent per annum were used to calculate the net present value of the ARO.
Pengrowth takes a proactive approach to managing its well abandonment and site restoration obligations. There is an on-going program to abandon wells and reclaim well and facility sites. Through March 31, 2008, Pengrowth spent $6.5 million on abandonment and reclamation (March 31, 2007 - $3.1 million). Pengrowth expects to spend approximately $18 million in 2008 on remediation and abandonment, excluding contributions to remediation trust funds.
Capital Expenditures
During the first quarter of 2008, Pengrowth spent $84.9 million on development and optimization activities. The largest expenditures were at Carson Creek ($8.1 million), Fenn Big Valley ($8.0 million), Harmattan and Olds area ($7.0 million), Red Earth ($6.9 million), Karr ($4.5 million), Deer Mountain ($3.7 million), Cactus Lake ($3.3 million), and Judy Creek ($3.1 million). In addition to development activities, $3.2 million was spent on the Lindbergh project and $5.4 million was spent on office premises.

	Three months ended
($ millions)	Mar 31, 2008	Dec 31, 2007	Mar 31, 2007

Seismic acquisitions (sales) (1)	3.8	(0.6)	2.9
Drilling, completions and facilities (1)	72.3	71.7	79.9
Maintenance capital (1)	7.7	15.0	7.9
Land purchases	1.1	2.7	6.2

Development capital	84.9	88.8	96.9
Lindbergh Project	3.2	—	—
Other capital	5.4	6.9	1.9

Total capital expenditures	93.5	95.7	98.8

Business acquisitions	(0.1)	(0.6)	922.7
Property acquisitions	0.7	9.0	—
Proceeds on property dispositions	(1.7)	(23.7)	(74.7)

Net capital expenditures and acquisitions	92.4	80.4	946.8

(1)	Prior year restated to conform to presentation adopted in current year.
Pengrowth currently anticipates the 2008 development capital program to be $355.0 million, an increase from the full year spending of $283.1 million in 2007. In addition, Pengrowth plans to spend $20.0 million to continue its evaluation of its oil sands asset at Lindbergh. Other capital expenditures in 2008 are expected to be $12.0 million in office premises which is a decrease from the 2007 spending of $26.6 million.
Acquisitions and Dispositions
During the first quarter of 2008, Pengrowth completed non-core asset sales of approximately $1.7 million prior to adjustments and Pengrowth closed the acquisition of an additional working interest in the Carson Creek area for approximately $0.6 million.
In the first quarter of 2007, Pengrowth closed the acquisition of the shares of four subsidiaries of Burlington Resources Canada Ltd., a subsidiary of ConocoPhillips, holding Canadian oil and natural gas producing properties and undeveloped lands for a purchase price of $1.0375 billion, prior to adjustments.
Working Capital
The working capital deficiency increased by $101.2 million from $189.6 million at December 31, 2007 to $290.8 million at March 31, 2008. Most of the increase in the working capital deficiency is attributable to an increase in risk management liability contracts, where there is a net non-cash current liability at March 31, 2008 of $197.9 million compared to $62.8 million at December 31, 2007. Liabilities on risk management activities are estimated and recognized in the current period, but will only be settled during future period sales, at amounts which may be different than the amount estimated depending on future realized commodity prices. In contrast, the working capital deficiency

PENGROWTH ENERGY TRUST -17-

decreased by $368.1 million comparing the first quarter of 2008 to the first quarter of 2007. The decrease is attributable to the repayment of bank debt held in 2007.
Pengrowth frequently operates with a working capital deficiency, partially due to distributions relating to two production months are payable to unitholders at the end of any month, but cash flow from one month of production is still receivable. For example, at the end of March, distributions related to February and March production months being payable on April 15 and May 15, respectively. February’s production revenue, received on March 25, is temporarily applied against Pengrowth’s term credit facility until the distribution payment on April 15.
Financial Resources and Liquidity
Pengrowth’s capital structure is as follows:

($ thousands)	Mar 31,	Dec 31,	Mar 31,
As at:	2008	2007	2007

Term credit facilities	$535,955	$513,998	$720,000
Senior unsecured notes	714,289	689,238	342,837
Working capital deficit excluding bank indebtedness (cash and term deposits)	285,543	191,620	131,465
Bank indebtedness (cash and term deposits)	5,233	(2,017)	527,392

Net debt excluding convertible debentures	$1,541,020	$1,392,839	$1,721,694

Convertible debentures	75,002	75,030	75,103

Net debt including convertible debentures	$1,616,022	$1,467,869	$1,796,797

	Mar 31,	Dec 31,	Mar 31,
Trailing twelve months ended	2008	2007	2007

Net income	$372,903	$359,652	$126,134
Add:
Interest expense	76,647	84,292	49,778
Future income tax (reduction)	(358,883)	(264,612)	(8,824)
Depletion, depreciation, amortization and accretion	654,357	664,806	462,820
Other non-cash expenses	202,594	90,497	97,620

EBITDA	$947,618	$934,635	$727,528

Net debt excluding convertible debentures to EBITDA	1.6	1.5	2.4
Net debt including convertible debentures to EBITDA	1.7	1.6	2.5

The $148 million increase in net debt excluding convertible debentures from December 31, 2007 is attributable to an increased working capital deficit due to higher non-cash mark-to-market commodity risk management contract losses, Pengrowth’s capital expenditures offset by the net proceeds of property dispositions and a weakened Canadian dollar versus the U.S. dollar. This increase in net debt excluding convertible debentures resulted in the net debt excluding convertible debentures to trailing EBITDA multiple to be slightly higher than it was at December 31, 2007. The decrease in net debt excluding convertible debentures of $181 million from the first quarter 2007 to first quarter 2008 was primarily due to the excess of the 2007 disposition program over the funding of the capital program. Net debt excluding convertible debentures to EBITDA for the trailing twelve months ended March 31, 2008 decreased compared to the same period in 2007 due to the inclusion of a full year of income from the CP properties.
Capital spending and acquisitions may be funded by the excess of cash flows from operating activities over distributions declared, through additional debt or the issuance of equity and property dispositions. The credit facilities and other sources of cash are expected to be sufficient to meet Pengrowth’s near term capital requirements and provide the flexibility to pursue profitable growth opportunities. A significant decline in oil and natural gas prices could impact our access to bank credit facilities and our ability to fund operations, maintain distributions and pursue profitable growth opportunities.
Pengrowth has implemented an Equity Distribution Program which will permit Pengrowth to distribute up to 25,000,000 trust units from time to time until January of 2010 through the New York Stock Exchange (NYSE) or the Toronto Stock Exchange (TSX). No trust units were issued under the Equity Distribution Program during the quarter ended March 31, 2008.
At March 31, 2008, Pengrowth maintained a committed $1.2 billion term credit facility and a $35 million operating line of credit. These facilities were reduced by drawings of $536 million and by $12 million in letters of credit outstanding

PENGROWTH ENERGY TRUST -18-

at quarter end. Pengrowth remains well positioned to fund its 2008 development program and to take advantage of acquisition opportunities as they arise. At March 31, 2008, Pengrowth had approximately $683 million available to draw from its credit facilities.
Unitholders are eligible to participate in the Distribution Reinvestment Plan (DRIP). DRIP entitles the unitholder to reinvest cash distributions in additional units of the Trust. The trust units under the plan are issued from treasury at a five percent discount to the weighted average closing price of all trust units traded on the TSX for the 20 trading days preceding a distribution payment date. At March 31, 2008, $13 million of trust units were issued for cash under the DRIP compared to $12 million at March 31, 2007.
Pengrowth does not have any off balance sheet financing arrangements.
Pengrowth’s U.S. $600 million senior unsecured notes, U.K. Pound Sterling denominated £50 million senior unsecured notes and the credit facilities have certain financial covenants, which may restrict the total amount of Pengrowth’s borrowings. The calculation for each financial covenant is based on specific definitions, is not in accordance with GAAP and cannot be readily replicated by referring to Pengrowth’s financial statements. The financial covenants are different between the credit facilities and the senior unsecured notes and some of the covenants are summarized below:
1.	Total senior debt should not be greater than three times Earnings Before Interest, Taxes, Depreciation, Amortization and other non-cash items (EBITDA) for the last four fiscal quarters

2.	Total debt should not be greater than 3.5 times EBITDA for the last four fiscal quarters

3.	Total senior debt should be less than 50 percent of total book capitalization

4.	EBITDA should not be less than four times interest expense
In the event that Pengrowth enters into a significant acquisition, certain credit facility financial covenants are relaxed for two fiscal quarters after the close of the acquisition. Pengrowth may also make certain pro forma adjustments in calculating the financial covenant ratios.
The actual loan documents are filed on SEDAR as “Other” or “Material document”. As at March 31, 2008, Pengrowth was in compliance with all its financial covenants. Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan may result in other loans to also be in default. In the event that Pengrowth was not in compliance with any one of the financial covenants in its credit facility or senior unsecured notes, Pengrowth would be in default of one or more of its loans and would have to repay the debt, refinance the debt or negotiate new terms with the debt holders and may have to suspend distributions to unitholders.
As a result of the October 2, 2006 business combination with Esprit Trust, Pengrowth assumed all of Esprit Trust’s 6.5 percent convertible unsecured subordinated debentures (the “debentures”). The debentures mature on December 31, 2010. After December 31, 2008, Pengrowth may elect to redeem all or a portion of the outstanding debentures at a price of $1,050 per debenture or $1,025 per debenture after December 31, 2009. As at March 31, 2008, the principal amount of debentures outstanding was $74.7 million.
Cash Flows and Distributions
The following table provides cash flows from operating activities, net income and distributions declared with the excess (shortfall) over distributions and the ratio of distributions declared over cash flows from operating activities:

PENGROWTH ENERGY TRUST -19-

($ thousands, except per trust unit amounts)	Three months ended
	Mar 31, 2008	Dec 31, 2007	Mar 31, 2007

Cash flows from operating activities	216,238	196,325	136,429

Net loss	(56,583)	(3,665)	(69,834)

Distributions declared	167,234	166,631	183,534
Distributions declared per trust unit	0.675	0.675	0.75

Excess (shortfall) of cash flows from operating activities over distributions declared	49,004	29,694	(47,105)
Per trust unit	0.20	0.12	(0.19)

Shortfall of net loss over distributions declared	(223,817)	(170,296)	(253,368)
Per trust unit	(0.91)	(0.69)	(1.04)

Ratio of distributions declared over cash flows from operating activities	77%	85%	135%

Distributions typically exceed net income as a result of non-cash expenses such as unrealized losses on commodity risk management contracts; depletion, depreciation, and amortization; future income tax expense; trust unit based compensation; and accretion. These non-cash expenses result in a reduction to net income, with no impact to cash flow from operating activities. Pengrowth’s goal is to optimize cash distributions on a per trust unit basis to our unitholders over time while enhancing the value of our trust units. Accordingly, we expect that distributions will exceed net income in most periods. In most periods, we would not expect distributions to exceed cash flows from operating activities. In the event distributions exceed cash flows from operating activities, the shortfall would be funded by available bank facilities. The most likely circumstance for this to occur would be where there is a significant negative impact to working capital during the reporting period. Notwithstanding the fact that cash flow from operating activities normally exceeds distributions, the difference is not sufficient to fund the capital spending required to fully replace production and is funded by equity or a combination of equity and debt. Accordingly, we believe our distributions include a return of capital.
As a result of the depleting nature of Pengrowth’s oil and gas assets, some level of capital expenditures is required to offset production declines while other capital is required to optimize facilities. Capital spending and acquisitions may be funded by the excess of cash flows from operating activities over distributions declared, through additional debt or the issuance of equity. Pengrowth does not deduct capital expenditures when calculating cash flows from operating activities. However, Pengrowth does deduct costs associated with environmental activities when calculating cash flows from operating activities.
Forecasted capital spending in 2008 will not be sufficient to replace the oil and gas reserves Pengrowth expects to produce during the year which could impact future distributions. Pengrowth has no restrictions on the payment of its distributions other than maintaining its financial covenants in its borrowings. Pengrowth has historically paid distributions at a level that includes a portion which is a return of capital to its investors. From time to time Pengrowth may issue additional trust units to fund capital programs and acquisitions. Investors can elect to participate in the distribution re-investment program.
Cash flows from operating activities are derived from producing and selling oil, natural gas and related products. As such, cash flow from operating activities is highly dependent on commodity prices. Pengrowth entered into forward commodity contracts to fix the commodity price and mitigate price volatility on a portion of its 2008 and 2009 sales volumes. Details of commodity contracts are contained in Note 13 to the financial statements.
The board of directors and management regularly review the level of distributions. The board considers a number of factors, including expectations of future commodity prices, capital expenditure requirements, and the availability of debt and equity capital. Pursuant to the Royalty Indenture, the board can establish a reserve for certain items including up to 20 percent of the Corporation’s gross revenue to fund various costs including future capital expenditures, royalty income in any future period and future abandonment costs. As a result of the volatility in commodity prices, changes in production levels and capital expenditure requirements, there can be no certainty that Pengrowth will be able to maintain current levels of distributions and distributions can and may fluctuate in the future.

PENGROWTH ENERGY TRUST -20-

In the current production and price environment, the possibility of suspending distributions in the near future is unlikely, but the absolute level may vary.
Cash distributions are generally paid to unitholders on or about the 15th day of the second month following the month of production. Pengrowth paid $0.675 per trust unit as cash distributions during the first quarter of 2008.
Taxability of Distributions
At this time, Pengrowth anticipates that 100 percent of 2008 distributions are taxable to Canadian residents.
Distributions paid to U.S. residents are treated as partnership distributions for U.S. federal tax purposes and are currently subject to a 15 percent Canadian withholding tax to the extent that such amounts represent a distribution of Pengrowth’s income. Pursuant to the provisions of the Tax Act, distributions to U.S. unitholders amounts in excess of Pengrowth’s income (i.e. returns of capital) are also subject to a 15 percent Canadian withholding tax. On September 21, 2007, Canada and the United States signed the fifth protocol of the Canada-United States Tax Convention (the “Protocol”) which proposes to increase the amount of Canadian withholding tax from 15 percent to 25 percent on distributions of income. The proposed increase in Canadian withholding tax rate on distributions of income under the Protocol does not affect returns of capital which would still be subject to a 15 percent Canadian withholding tax. The increase will become effective no earlier than January 1, 2010. Residents of the U.S. should consult their individual tax advisors on the impact of any additional Canadian withholding tax and changes to the tax laws. As of December 14, 2007, Canada completed the steps required to give effect to the Protocol, however the U.S. has not yet ratified the Protocol. The Protocol will come into effect once it has been ratified by the United Sates and the two countries have formally notified each other that their procedures are complete. Withholding tax amounts on distributions paid to unitholders in other countries vary based on individual tax treaties. For additional tax information relating to non-residents, please refer to our website www.pengrowth.com.

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Summary of Quarterly Results
The following table is a summary of quarterly results for 2008, 2007 and 2006.

2008	Q1

Oil and gas sales ($000’s)	457,606
Net income/(loss) ($000’s)	(56,583)
Net income/(loss) per trust unit ($)	(0.23)
Net income/(loss) per trust unit — diluted ($)	(0.23)
Cash flow from operating activities ($000’s)	216,238
Distributions declared ($000’ s)	167,234
Distributions declared per trust unit ($)	0.675
Daily production (boe)	82,711
Total production (mboe)	7,527
Average realized price ($ per boe)	60.30
Operating netback ($ per boe)	33.65

2007	Q1	Q2	Q3	Q4

Oil and gas sales ($000’s)	432,108	443,977	420,704	425,249
Net income/(loss) ($000’s)	(69,834)	271,659	161,492	(3,665)
Net income/(loss) per trust unit ($)	(0.29)	1.11	0.66	(0.01)
Net income/(loss) per trust unit — diluted ($)	(0.29)	1.10	0.66	(0.01)
Cash flow from operating activities ($000’s)	136,429	249,960	217,630	196,325
Distributions declared ($000’s)	183,534	184,327	172,109	166,631
Distributions declared per trust unit ($)	0.75	0.75	0.70	0.675
Daily production (boe)	90,068	89,633	85,654	84,331
Total production (mboe)	8,106	8,157	7,880	7,758
Average realized price ($ per boe)	53.30	54.39	53.34	54.58
Operating netback ($ per boe)	29.87	29.56	32.66	29.56

2006	Q1	Q2	Q3	Q4

Oil and gas sales ($000’s)	291,896	283,532	287,757	350,908
Net income ($000’s)	66,335	110,116	82,542	3,310
Net income per trust unit ($)	0.41	0.69	0.51	0.01
Net income per trust unit — diluted ($)	0.41	0.68	0.51	0.01
Cash flow from operating activities ($000’s)	156,360	126,800	179,971	91,237
Distributions declared ($000’s)	120,302	120,597	132,513	185,651
Distributions declared per trust unit ($)	0.75	0.75	0.75	0.75
Daily production (boe)	58,845	56,325	58,344	77,614
Total production (mboe)	5,296	5,126	5,368	7,141
Average realized price ($ per boe)	55.04	54.91	53.67	49.24
Operating netback ($ per boe)	31.44	33.94	30.82	24.17
Production increased over the quarters as a result of the acquisitions completed by Pengrowth in the third and fourth quarters of 2006 and first quarter of 2007, offset by the property dispositions and operational issues experienced in the second half of 2007 and into the first quarter of 2008. Changes in commodity prices have positively affected oil and gas sales, which have been partially muted by risk management activity designed to lock-in returns from significant acquisitions. Net income in 2006, 2007 and 2008 has been impacted by non-cash charges, in particular depletion, depreciation and accretion, unrealized mark-to-market gains and losses, and future taxes. Cash flow has not been impacted by the non-cash charges, however, reflects the impact of higher operating and general and administrative costs.

PENGROWTH ENERGY TRUST -22-
Business Risks
The amount of distributions available to unitholders and the value of Pengrowth trust units are subject to numerous risk factors. As the trust units allow investors to participate in the net cash flow from Pengrowth’s portfolio of producing oil and natural gas properties, the principal risk factors that are associated with the oil and gas business include, but are not limited to, the following influences:
•	The prices of Pengrowth’s products (crude oil, natural gas, and NGLs) fluctuate due to many factors including local and global market supply and demand, weather patterns, pipeline transportation and political stability.

•	The marketability of our production depends in part upon the availability, proximity and capacity of gathering systems, pipelines and processing facilities. Operational or economic factors may result in the inability to deliver our products to market.

•	Geological and operational risks affect the quantity and quality of reserves and the costs of recovering those reserves. Our actual results will vary from our reserve estimates and those variations could be material.

•	Government royalties, income taxes, commodity taxes and other taxes, levies and fees have a significant economic impact on Pengrowth’s financial results. Changes to federal and provincial legislation including implementation of the October 31 Proposals governing such royalties, taxes and fees could have a material impact on Pengrowth’s financial results and the value of Pengrowth trust units.

•	Changes to the royalty regime in Alberta were announced on October 25, 2007. The full details required to accurately assess the impact are not known at this time but will reduce future cash flows and reserve valuations.

•	Oil and gas operations carry the risk of damaging the local environment in the event of equipment or operational failure. The cost to remediate any environmental damage could be significant.

•	Environmental laws and regulatory initiatives impact Pengrowth financially and operationally. We may incur substantial capital and operating expenses to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. In particular, we may be required to incur significant costs to comply with future regulations to reduce greenhouse gas and other emissions.

•	Pengrowth’s oil and gas reserves will be depleted over time and our level of cash flow from operations and the value of our trust units could be reduced if reserves and production are not replaced. The ability to replace production depends on Pengrowth’s success in developing existing reserves, acquiring new reserves and financing this development and acquisition activity within the context of the capital markets. Additional uncertainty with new legislation may limit access to capital or increase the cost of raising capital.

•	Increased competition for properties will drive the cost of acquisitions up and expected returns from the properties down.

•	A significant portion of our properties are operated by third parties. If these operators fail to perform their duties properly, or become insolvent, we may experience interruptions in production and revenues from these properties or incur additional liabilities and expenses as a result of the default of these third party operators.

•	Increased activity within the oil and gas sector has increased the cost of goods and services and makes it more difficult to hire and retain professional staff.

•	Changing interest rates influence borrowing costs and the availability of capital.

•	Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan may result in other loans to also be in default.

•	Investors’ interest in the oil and gas sector may change over time which would affect the availability of capital and the value of Pengrowth trust units.

•	Inflation may result in escalating costs, which could impact unitholder distributions and the value of Pengrowth trust units.

•	Continued uncertainty in the credit markets may restrict the availability or increase the cost of borrowing required for future development and acquisitions.

PENGROWTH ENERGY TRUST -23-
•	Canadian / U.S. exchange rates influence revenues and, to a lesser extent, operating and capital costs.

•	The value of Pengrowth trust units is impacted directly by the related tax treatment of the trust units and the trust unit distributions, and indirectly by the tax treatment of alternative equity investments. Changes in Canadian or U.S. tax legislation could adversely affect the value of our trust units. As 2011 approaches, the expectation of taxability of distributions may negatively impact the value of trust units.
These factors should not be considered exhaustive. Additional risks are outlined in the AIF of the Trust available on SEDAR at www.sedar.com.
Outlook
At this time, Pengrowth continues to forecast an average 2008 production rate of 80,000 to 82,000 boe per day from our existing properties. This estimate excludes the impact from future acquisitions or divestitures.
Pengrowth’s total operating expenses for 2008 are expected to decrease in comparison to 2007 and anticipated to be approximately $392 million; however per unit operating costs are estimated to increase to $13.20 per boe.
The outlook for 2008 royalty expense is expected to be approximately 22 percent of Pengrowth’s sales.
General and administrative (G&A) expenses per boe are expected to remain stable in 2008 when compared to 2007. On a per boe basis, G&A is anticipated to be approximately $2.20 per boe for full year 2008, which includes non-cash G&A and anticipated management fees of approximately $0.40 per boe.
The 2008 development capital program is forecasted to be $355 million. Pengrowth also plans to spend $20 million to continue its evaluation of its oil sands asset at Lindbergh and $12 million in office premises and information technology capital.
Pengrowth expects to spend approximately $18 million for 2008, excluding contributions to remediation trust funds on remediation and abandonment.
Recent Accounting Pronouncements
Effective January 1, 2008, Pengrowth adopted new Canadian accounting standards related to capital disclosures. The new standards require disclosure about Pengrowth’s objectives, policies and processes for managing capital. Refer to note 12 in the notes to the consolidated financial statements.
Effective January 1, 2008, Pengrowth adopted several new and revised Canadian accounting standards related to financial instruments disclosure and presentation. The new standards require additional disclosures regarding the nature and extent of the risks associated with financial instruments and how those risks are managed. The presentation standards for financial instruments under the new handbook section did not change significantly from the previous standards. Refer to note 13 in the notes to the consolidated financial statements.
In February 2008, the Canadian Institute of Chartered Accountants confirmed that Canadian GAAP for publicly accountable enterprises will be converted to International Financial Reporting Standards (IFRS) on January 1, 2011.
In December 2007, the SEC announced that U.S. GAAP reconciliations requirement will be waived for Foreign Private Issuers who file financial statements prepared in accordance with IFRS for years beginning on or after January 1, 2009.
Disclosure Controls and Procedures
As a Canadian reporting issuer with securities listed on both the TSX and the NYSE, Pengrowth is required to comply with Multilateral Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings, as well as the Sarbanes Oxley Act (SOX) enacted in the United States. Both the Canadian and U.S. certification rules include similar requirements where both the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) must assess and certify as to the effectiveness of the disclosure controls and procedures as defined in Canada by Multilateral Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings and in the United States by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended.
The CEO, James S. Kinnear, and the CFO, Christopher Webster, evaluated the effectiveness of Pengrowth’s disclosure controls and procedures for the period ending March 31, 2008. This evaluation considered the functions performed by its Disclosure Committee, the review and oversight of all executive officers and the board, as well as the process and systems in place for filing regulatory and public information. Pengrowth’s established review process and disclosure controls are designed to provide reasonable assurance that all required information, reports and filings

PENGROWTH ENERGY TRUST -24-
required under Canadian securities legislation and United States securities laws are properly submitted and recorded in accordance with those requirements.
Based on that evaluation, the CEO and CFO concluded that the design and operation of our disclosure controls and procedures were effective at the reasonable assurance level as at March 31, 2008 to ensure that information required to be disclosed by us in reports that we file under Canadian and U.S. securities laws is gathered, recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws and is accumulated and communicated to the management of Pengrowth Corporation, including the CEO and CFO, to allow timely decisions regarding required disclosure as required under Canadian and U.S. securities laws.
During the period ended March 31, 2008, no change occurred to Pengrowth’s internal control over financial reporting that has materially affected or is reasonably likely to materially affect, Pengrowth’s internal control over financial reporting.
CONFERENCE CALL AND CONTACT INFORMATION
Pengrowth will hold a conference call beginning at 9:00 A.M. Mountain Time on Tuesday, May 6, 2008 during which management will review Pengrowth’s 2008 first quarter financial and operating results and respond to inquiries from the investment community. To participate callers may dial (800)
733-7560 or Toronto local (416) 644-3417. To ensure timely participation in the teleconference, callers are encouraged to dial in 10 to 15 minutes prior to commencement of the call to register. A live audio webcast will be accessible through the Presentations and Webcasts section of Pengrowth’s website at www.pengrowth.com. The webcast will be archived on the Pengrowth website. A telephone replay will be available through to Tuesday, May 13, 2008 by dialing (877) 289-8525 or Toronto local (416) 640-1917 and entering passcode number 21269420#. For further information about
Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 294-0051

PENGROWTH ENERGY TRUST -25-
Operations Review
REVIEW OF DEVELOPMENT ACTIVITIES
(All volumes stated below are net to Pengrowth unless otherwise stated)
In the first quarter of 2008, Pengrowth’s daily production averaged 82,711 barrels of oil equivalent (boe) per day and development capital expenditures totaled $84.9 million, with approximately 85 percent spent on drilling, completions and facilities and $1.1 million spent on land. Pengrowth participated in drilling 141 gross wells (68.3 net wells) with a success rate of 98 percent. In addition to the development capital, $3.2 million was spent at Lindbergh, our oil sands project, and $5.4 million spent on building improvements and information technology.
During the quarter, Pengrowth added to its undeveloped land position through the acquisition of 6,440 net acres at Crown land sales in Alberta and British Columbia. Pengrowth’s undeveloped land base now totals approximately 954,000 net acres providing the trust with a large potential drilling inventory for future development.
Pengrowth has built a solid portfolio of high-quality assets with a large inventory of short, medium and long term development opportunities across many different play types. We remain focused on the acquisition and development of long-life, high-quality reserves to minimize risk and maximize returns to unitholders.
Pengrowth assesses our asset portfolio by aggregating production from producing properties into the following categories: light oil; heavy oil; conventional gas; shallow gas and coalbed methane; offshore gas; and oil sands.
Light Oil:
Pengrowth’s asset base includes interests in six of the nine largest original-oil-in-place reservoirs in the Western Canadian Sedimentary Basin. These properties produce light, sweet oil and are candidates for enhanced oil recovery (EOR) techniques. Major light oil properties in our portfolio include Judy Creek, Weyburn, Swan Hills, Carson Creek and Fenn Big Valley.
Production from the light oil producing properties in the first quarter of 2008 increased slightly to 32,539 boe per day including associated natural gas when compared to fourth quarter 2007 where production averaged 32,251 boe per day. Contributing to this result was the increased production at Swan Hills where five wells from the 2007 drilling program came on stream late in the fourth quarter of 2007 and the start-up of a successful Nisku oil well at Fenn Big Valley during the first quarter of 2008.
During the first quarter of 2008, Capital development spending in our light oil properties totaled approximately $37.7 million with 92 percent spent on development including drilling related activities and the remainder on maintenance and seismic. Pengrowth participated in drilling 30 wells (13.2 net) during the first quarter with a 94 percent success rate.
As a result of the successful integration of the Esprit Trust, Carson Creek and ConocoPhillips properties acquisitions, which were completed in late 2006 and early 2007, Pengrowth’s operations teams have continued to identify and capitalize on new opportunities. At Fenn Big Valley, Pengrowth successfully drilled its first two operated wells. The first well has been tied in and is producing at rates greater than 200 boe per day and the second well has tested at over 120 boe per day. At Carson Creek three oil wells were cased. Two wells have been completed and are waiting to be tied in with cumulative test rates of 112 boe per day. The third well is currently waiting on completion.
At Red Earth, Pengrowth successfully drilled five wells with several follow-up locations identified. At Puskwa, an exploration play, two partner-operated wells were drilled and cased and are currently waiting to be completed. A third well was unsuccessful at the northeastern limits of the trend.
At Judy Creek, the ongoing CO2 pilot project continues to produce oil and other hydrocarbons in response to the CO2 injection. Results have thus far been encouraging. Current plans are to continue with the alternating injection of CO2 for one month followed by one month of water injection. The Judy Creek CO2 pilot is expected to end in early 2009. Other key light oil activities during the quarter included successfully drilling and casing 16 gross wells at Weyburn. Thirteen of the 16 wells are producing at rates better than expected.
Heavy Oil:
Heavy oil represents a focus area for the trust and our properties consist mainly of operated primary and secondary recovery fields and a partner-operated EOR steam assisted gravity drainage (SAGD) operation at Tangleflags. Major operated properties include Jenner, Bodo, Cactus Lake and Tramping Lake.

PENGROWTH ENERGY TRUST -26-
Total production from the heavy oil producing properties in the first quarter of 2008 averaged 12,369 boe per day including associated natural gas which represents a slight decrease of 442 boe per day when compared to the fourth quarter of 2007. This reduction was mainly due to natural production declines and operational issues at Jenner and Cactus caused by the extreme cold weather experienced in January and February of 2008. However, production in the partner-operated Tangleflags field increased as a result of workovers and pump changes on key wells in addition to better response from the steamflood area.
During the quarter, approximately $7.9 million was spent on capital development activities with approximately $7.0 million spent on drilling and completion related activities and the remainder spent on maintenance and seismic. Pengrowth drilled and cased two wells at Cactus Lake and one well at Tramping Lake during the first quarter with a 100 percent success rate. Two of the wells are now on production
Other key activities during the quarter focused on reducing operating costs and enhancing efficiencies at several of our properties. We completed a project at Cactus which has enabled us to suspend the East Cactus battery by diverting all production from East Cactus to North Cactus. This should result in reduced operating costs of approximately $150,000 per year and a reduction in fuel gas. At South Bodo, a pipeline project was completed which has enabled us to suspend the operation of 13 single well battery tanks. This is expected to reduce trucking costs by approximately $280,000 per year in addition to fuel gas savings.
Conventional Gas:
Conventional gas provides a stable source of base production for the trust. Major properties include Olds, Harmattan, Dunvegan, Quirk Creek and Kaybob. Production during the quarter from the conventional gas properties averaged 19,556 boe per day including associated liquids and was down six percent when compared with the previous quarter due mainly to freezing and mechanical issues at Olds and Harmattan. Production curtailments at the Quirk Creek plant during the last two quarters were the result of equipment failures. Interim solutions have been implemented and the plant is now operating at reduced capacity until new equipment is delivered.
Capital spending for the first quarter totaled approximately $20.4 million with approximately 87 percent spent on development including drilling related activities and the balance on maintenance and seismic. A total of ten wells (7.8 net) were drilled in the first quarter with a 100 percent success rate. This included drilling and casing a 100 percent working interest gas well at Harmattan. This is a potential Shunda gas well and testing will be completed in the second quarter. As well, one non-operated farm-out well was drilled and cased by an industry partner. This is a potential Ellerslie gas well.
Other key activities in the quarter included the completion of a farm-in on four sections in Harmattan with opportunity to expand in other sections. The first well was successfully drilled and cased as a potential gas well and a second well will be recompleted in the second quarter.
At Olds, pre-submission work began for planned sour gas Wabamun drills in the fourth quarter. Field compression was installed at two well sites in the Olds area. As well, our teams inspected and re-commissioned two pipelines in Olds to re-route approximately 1 mmcf per day resulting in custom process fee savings of approximately $400,000 per year.
Shallow Gas and Coalbed Methane (CBM):
Shallow gas has been a significant part of Pengrowth’s portfolio for some time and CBM production is an important addition to this focus area. Shallow gas is an attractive resource as it is generally low-risk with relatively low capital requirements. CBM has the same characteristics and provides the trust with a new, unconventional source of gas as conventional production in the Western Canadian Sedimentary Basin declines. Principle properties include Three Hills/Twining, Monogram, Tilley, Jenner and Lethbridge.
Total production from the shallow gas and CBM properties in the first quarter of 2008 was 10,755 boe per day including associated liquids, a decrease of approximately ten percent when compared with fourth quarter 2007 levels. This was mainly a result of lost production due to cold weather and ERCB compliance issues, partially offset by increased volumes added late in 2007 in Lone Pine Creek and Ghost Pine.
During the quarter, $13.4 million was spent on capital development activities with approximately 99 percent spent on development including drilling related activities and the remainder targeted towards maintenance and seismic. This was an active quarter and 98 wells (44.2 net) were drilled with a success rate of 98 percent.
Pengrowth drilled six (4.5 net) horseshoe canyon CBM wells and one (one net) Mannville CBM well during the first quarter. All the wells were cased and four of the six horseshoe canyon CBM wells were completed and brought on stream in April. The remaining wells are expected to be completed, tied in and brought on stream in the third quarter

PENGROWTH ENERGY TRUST -27-
of this year. The Mannville CBM well production rate is slowly being increased and has recently been producing at 600 mcf per day.
Two successful gas wells were drilled in Three Hills with one completed and testing at 500 mcf per day while the second well will be completed after spring break-up. At Monogram, 60 wells (33.3 net) were drilled and cased for gas in the quarter with an additional 115 wells (61.9 net) yet to be drilled in 2008. At Tilley, a 112 well program has been drilled, (10.8 net) and 74 have been fracture stimulated for gas. In addition, three non-operated wells were drilled and cased for gas (1.56 net) during the quarter.
Other key activities during the quarter included the completion of licensing and surface acquisitions on 11 new locations to be drilled in the coming quarter. We have also focused on identifying quick production adds which resulted in 12 successful recompletions during the quarter which led to an additional 375 boe per day.
Sable Offshore Energy Project:
The Sable Offshore Energy Project (SOEP) encompasses the fields of North Triumph, Venture, Thebaud, South Venture and Alma located off the east coast of Nova Scotia. SOEP provides geographic diversification within our property portfolio and provides the trust with direct exposure to the premium northeastern U.S. gas markets.
Production in the first quarter of 2008 averaged 480 mmcf per day (gross) of natural gas and 15,048 bbls per day NGLs (gross). Pengrowth’s share of the production averaged 7,492 boe per day for the quarter. SOEP experienced very little downtime during the first quarter which resulted in the strong average daily production rate which increased by 14 percent when compared to fourth quarter 2007.
Capital spending during the quarter was approximately $0.6 million and was targeted towards maintenance. Key activities included the North Triumph flowline inspection which should help to ensure continued uptime at the project.
Oil sands:
At Pengrowth’s Lindbergh oil sands property, preparation for a pilot project is currently underway. During the first quarter, Pengrowth drilled four delineation core wells. One was completed as an observation well with pressure and temperature recorders for the future pilot project.
Subsequent to the quarter end, Pengrowth filed an application with the Energy Resources Conservation Board (ERCB) and Alberta Environment for a pilot scale SAGD project. Pengrowth is proposing to drill eight well pairs (16 wells in total) from an existing well pad, along with plans to modify existing processing facilities and install new gathering and steam injection pipelines. The pilot project is to be conducted at an existing facility to minimize environmental and surface impact and production associated with this proposed pilot project is expected to be up to 2,500 boe per day. Production would begin in the second half of 2009, pending the regulatory review process.

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Consolidated Balance Sheets
(Stated in thousands of dollars)
(unaudited)

	As at	As at
	March 31	December 31
	2008	2007

ASSETS
CURRENT ASSETS
Cash and term deposits	$—	$2,017
Accounts receivable	215,180	206,583
Due from Pengrowth Management Limited	—	731
Fair value of risk management contracts (Note 13)	47	8,034
Future income taxes (Note 5)	59,144	18,751

	274,371	236,116

FAIR VALUE OF RISK MANAGEMENT CONTRACTS (Note 13)	463	6,024

OTHER ASSETS (Note 2)	27,237	24,831

PROPERTY, PLANT AND EQUIPMENT	4,241,589	4,306,682

GOODWILL	660,541	660,598

	$5,204,201	$5,234,251

LIABILITIES AND UNITHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank indebtedness	$5,233	$—
Accounts payable and accrued liabilities	244,423	239,091
Distributions payable to unitholders	111,571	111,119
Due to Pengrowth Management Limited	1,819	—
Fair value of risk management contracts (Note 13)	197,983	70,846
Contract liabilities	4,118	4,663

	565,147	425,719

FAIR VALUE OF RISK MANAGEMENT CONTRACTS (Note 13)	59,072	22,613

CONTRACT LIABILITIES	11,585	12,162

CONVERTIBLE DEBENTURES	75,002	75,030

LONG TERM DEBT (Note 3)	1,250,244	1,203,236

ASSET RETIREMENT OBLIGATIONS (Note 4)	350,650	352,171

FUTURE INCOME TAXES (Note 5)	342,987	387,100

TRUST UNITHOLDERS’ EQUITY (Note 6)
Trust Unitholders’ capital	4,449,787	4,432,737
Equity portion of convertible debentures	160	160
Contributed surplus	9,740	9,679
Deficit (Note 8)	(1,910,173)	(1,686,356)

	2,549,514	2,756,220

CAPITAL DISCLOSURES (Note 12)
	$5,204,201	$5,234,251

See accompanying notes to the consolidated financial statements.

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Consolidated Statements of Loss and Deficit
(Stated in thousands of dollars)
(unaudited)

	Three months ended
	March 31
	2008	2007

REVENUES
Oil and gas sales	$457,606	$432,108
Unrealized loss on commodity risk management (Note 13)	(165,727)	(83,954)
Processing and other income	4,460	4,725
Royalties, net of incentives	(98,249)	(81,560)

NET REVENUE	198,090	271,319

EXPENSES
Operating	99,521	101,030
Transportation	3,288	2,587
Amortization of injectants for miscible floods	7,765	9,481
Interest on bank indebtedness	—	7,394
Interest on long term debt	15,802	16,053
General and administrative	15,303	16,839
Management fee	3,400	3,181
Foreign exchange loss (Note 9)	35,824	4,600
Depletion, depreciation and amortization	151,782	162,503
Accretion (Note 4)	6,807	6,535
Other (recoveries) expenses	(313)	1,185

	339,179	331,388

LOSS BEFORE TAXES	(141,089)	(60,069)

Future income tax (reduction) expense (Note 5)	(84,506)	9,765

NET LOSS	$(56,583)	$(69,834)

Deficit, beginning of period	(1,686,356)	(1,339,407)

Distributions declared	(167,234)	(183,534)

DEFICIT, END OF PERIOD	$(1,910,173)	$(1,592,775)

NET LOSS PER TRUST UNIT (Note 11)

Basic	($0.23)	($0.29)

Diluted	($0.23)	($0.29)

See accompanying notes to the consolidated financial statements.

PENGROWTH ENERGY TRUST -30-
Consolidated Statements of Cash Flow
(Stated in thousands of dollars)
(unaudited)

	Three months ended
	March 31
	2008	2007

CASH PROVIDED BY (USED FOR):

OPERATING
Net loss	$(56,583)	$(69,834)
Depletion, depreciation and accretion	158,589	169,038
Future income tax (reduction) expense (Note 5)	(84,506)	9,765
Contract liability amortization	(1,122)	(1,254)
Amortization of injectants	7,765	9,481
Purchase of injectants	(3,846)	(4,700)
Expenditures on remediation	(6,456)	(3,107)
Unrealized foreign exchange loss (Note 9)	36,572	4,531
Unrealized loss on commodity risk management (Note 13)	165,727	83,954
Trust unit based compensation (Note 6)	2,648	1,746
Deferred charges and other items	(163)	1,139
Changes in non-cash operating working capital (Note 10)	(2,387)	(64,330)

	216,238	136,429

FINANCING
Distributions paid (Note 8)	(166,782)	(183,182)
Bank indebtedness	5,233	518,018
Change in long term debt, net	21,720	463,000
Proceeds from issue of trust units	14,463	12,182

	(125,366)	810,018

INVESTING
Business acquisition	56	(922,661)
Expenditures on property, plant and equipment	(93,534)	(96,853)
Other property acquisitions	(667)	(1,932)
Proceeds on property dispositions	1,722	74,719
Change in remediation trust funds	(2,138)	(1,365)
Change in non-cash investing working capital (Note 10)	1,672	1,645

	(92,889)	(946,447)

CHANGE IN CASH AND TERM DEPOSITS	(2,017)	—

CASH AND TERM DEPOSITS AT BEGINNING OF PERIOD	2,017	—

CASH AND TERM DEPOSITS AT END OF PERIOD	$—	$—

See accompanying notes to the consolidated financial statements.

PENGROWTH ENERGY TRUST -31-
Notes To Consolidated Financial Statements
(Unaudited)
March 31, 2008
(Tabular dollar amounts are stated in thousands of dollars except per trust unit amounts)

1.	SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Pengrowth Energy Trust include the accounts of Pengrowth Energy Trust (the “Trust”) and all of its subsidiaries (collectively referred to as “Pengrowth”), including Pengrowth Corporation (the “Corporation”). The financial statements do not contain the accounts of Pengrowth Management Limited (the “Manager”). As of March 31, 2008, the Trust owns 100 percent of the royalty units and 91 percent of the common shares of the Corporation. The Trust, through the royalty ownership, obtains substantially all the economic benefits of the Corporation.

The financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2007. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in Pengrowth’s annual report for the year ended December 31, 2007.

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

Change in Accounting Policies

Effective January 1, 2008, Pengrowth adopted new Canadian accounting standards related to capital disclosures. The new standards require disclosures about Pengrowth’s objectives, policies and processes for managing capital. Refer to Note 12, Capital Disclosures.

Effective January 1, 2008, Pengrowth adopted several new and revised Canadian accounting standards related to financial instruments disclosure and presentation. The new standards require additional disclosures regarding the nature and extent of the risks associated with financial instruments and how those risks are managed. The presentation standards for financial instruments under the new handbook section did not change significantly from the previous standards. Refer to Note 13, Financial Instruments.

In February 2008, the Canadian Institute of Chartered Accountants confirmed that Canadian GAAP for publicly accountable enterprises will be converted to International Financial Reporting Standards (IFRS) on January 1, 2011.

2.	OTHER ASSETS

	As at	As at
	March 31, 2008	December 31, 2007

Remediation trust funds	$20,500	$18,094
Equity investment	6,737	6,737

	$27,237	$24,831

Effective February 2008, funds in the Sable Offshore Energy Project (SOEP) remediation trust fund were invested in an exchange traded bond fund. The SOEP remediation trust fund as at March 31, 2008 was $12.2 million (December 31, 2007 — $9.9 million). Based on the type of investments in the fund, the investments in the fund have been designated as held for trading and are recorded at fair value each period end. The change in the fair value of the investments in the fund is recognized as an unrealized gain or loss in the period. For the period ended March 31, 2008, the amount of unrealized gain related to the SOEP remediation trust fund was $0.3 million. As at March 31, 2008, $8.3 million (December 31, 2007 — $8.2 million) in the Judy Creek remediation trust fund is classified as held to maturity and interest income is recognized as received.

PENGROWTH ENERGY TRUST -32-

3.	LONG TERM DEBT

	As at	As at
	March 31, 2008	December 31, 2007

U.S. dollar denominated debt:
U.S. dollar 150 million senior unsecured notes at 4.93 percent due April 2010	$153,363	$148,053
U.S. dollar 50 million senior unsecured notes at 5.47 percent due April 2013	51,121	49,351
U.S. dollar 400 million senior unsecured notes at 6.35 percent due July 2017	408,308	394,390

	$612,792	$591,794
Pound sterling denominated 50 million unsecured notes at 5.46 percent due December 2015	101,497	97,444
Canadian dollar revolving credit facility borrowings	535,955	513,998

	$1,250,244	$1,203,236

Pengrowth has a $1.2 billion syndicated extendible revolving term credit facility. The facility is unsecured, covenant based and has a three year term maturing June 16, 2010. Pengrowth has the option to extend the facility each year, subject to the approval of the lenders, or repay the entire balance at the end of the three year term. Various borrowing options are available under the facility including prime rate based advances and bankers’ acceptance loans. This facility carries floating interest rates that are expected to range between 0.60 percent and 1.15 percent over bankers’ acceptance rates depending on Pengrowth’s consolidated ratio of senior debt to earnings before interest, taxes and non-cash items. In addition, Pengrowth has a $35 million demand operating line of credit. The facilities were reduced by drawings of $536 million and by outstanding letters of credit of approximately $11.7 million at March 31, 2008.

As of March 31, 2008, an unrealized cumulative foreign exchange gain of $93.9 million (December 31, 2007 — $115.0 million) has been recognized on the U.S. dollar term notes since the date of issuance. As of March 31, 2008, an unrealized cumulative foreign exchange gain of $12.1 million (December 31, 2007 — $16.1 million) has been recognized on the U.K. pound sterling denominated term notes since Pengrowth ceased to designate existing foreign exchange swaps as a hedge on January 1, 2007.

4.	ASSET RETIREMENT OBLIGATIONS

The following reconciles Pengrowth’s ARO:

	Three months ended	Year Ended
	March 31, 2008	December 31, 2007

Asset retirement obligations, beginning of period	$352,171	$255,331
Increase (decrease) in liabilities during the period related to:
Acquisitions	—	91,333
Disposals	(3,046)	(35,199)
Additions	1,174	3,753
Revisions	—	22,659
Accretion Expense	6,807	25,722
Liabilities settled in the period	(6,456)	(11,428)

	$350,650	$352,171

PENGROWTH ENERGY TRUST -33-

5.	INCOME TAXES

Future income tax is a non-cash item relating to temporary differences between the accounting and tax basis of Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows. During the three months ended March 31, 2008, Pengrowth recorded a future tax reduction of $84.5 million to reflect temporary differences primarily relating to the unrealized risk management losses. Pengrowth has recorded a future tax reduction of approximately $42.6 million for the three months ending March 31, 2008, resulting from the tax basis of the assets in the Trust exceeding their book basis.

6.	TRUST UNITS

The total authorized capital of Pengrowth is 500,000,000 trust units.

Total Trust Units:

	Three months ended		Year Ended
	March 31, 2008		December 31, 2007
	Number of		Number of
Trust Units Issued	Trust Units	Amount	Trust Units	Amount

Balance, beginning of period	246,846,420	$4,432,737	244,016,623	$4,383,993
Issued on redemption of DEUs (non-cash)	215,276	2,382	2,931	55
Issued for cash on exercise of trust unit options and rights	105,633	1,462	350,615	4,006
Issued for cash under Distribution Reinvestment Plan (DRIP)	766,573	13,001	2,461,299	44,880
Issued on redemption of Royalty Units (non- cash)	—	—	14,952	—
Trust unit rights incentive plan (non-cash exercised)	—	205	—	548
Issue Costs	—	—	—	(745)

Balance, end of period	247,933,902	$4,449,787	246,846,420	$4,432,737

During the three months ended March 31, 2008, no Class A trust units were converted to “consolidated” trust units. At March 31, 2008, 1,888 Class A trust units remain outstanding. All other trust units outstanding are “consolidated” trust units.

Contributed Surplus

	Three months ended	Year Ended
	March 31, 2008	December 31, 2007

Balance, beginning of period	$9,679	$4,931
Trust unit rights incentive plan (non-cash expensed)	1,093	1,903
Deferred entitlement trust units (non-cash expensed)	1,555	3,448
Trust unit rights incentive plan (non-cash exercised)	(205)	(548)
Deferred entitlement trust units (non-cash exercised)	(2,382)	(55)

Balance, end of period	$9,740	$9,679

7.	TRUST UNIT BASED COMPENSATION PLANS

Up to ten percent of the issued and outstanding trust units, to a maximum of 24 million trust units, may be reserved for DEUs, rights and option grants, in aggregate, subject to a maximum of 5.5 million DEUs available for issuance pursuant to the long term incentive program.

Long Term Incentive Program

Pengrowth recorded compensation expense of $1.6 million in the three months ended March 31, 2008 (March 31, 2007 — $0.8 million) related to the DEUs based on the weighted average grant date fair value of $18.35 per DEU (March 31, 2007 — $20.31 per DEU). For the three months ended March 31, 2008, 215,276 trust units were issued (March 31, 2007 — 1,783) on redemption of vested DEUs.

PENGROWTH ENERGY TRUST -34-

	Three months ended			Year Ended
	March 31, 2008			December 31, 2007
	Number of		Weighted	Number of	Weighted
Trust Units Issued	DEUs		average price	DEUs	average price

Outstanding, beginning of period	868,042		$20.13	399,568	$20.55
Granted	508,268		$18.35	451,615	$19.73
Forfeited	(25,550)		$19.98	(92,672)	$20.15
Exercised	(179,096	) (1)	$14.44	(2,931)	$20.06
Deemed DRIP	32,979		$20.13	112,462	$20.27

Outstanding, end of period	1,204,643		$19.65	868,042	$20.13

(1)	2005 DEU grants vested in 2008 with a performance multiplier of 120%.
Trust Unit Rights Incentive Plan

As at March 31, 2008, rights to purchase 3,641,475 trust units were outstanding (December 31, 2007 — 2,250,056) that expire at various dates to March 4, 2013.

	Three months ended		Year Ended
	March 31, 2008		December 31, 2007
	Number of	Weighted	Number of	Weighted
Trust Units Issued	rights	average price	rights	average price

Outstanding, beginning of period	2,250,056	$17.39	1,534,241	$16.06
Granted (1)	1,512,090	$18.35	1,259,562	$19.75
Forfeited	(36,638)	$18.61	(199,822)	$14.63
Exercised	(84,033)	$13.22	(343,925)	$11.35

Outstanding, end of period	3,641,475	$17.63	2,250,056	$17.39

Exercisable, end of period	1,736,207	$16.92	1,317,296	$16.30

(1)	Weighted average exercise price of rights granted are based on the exercise price at the date of grant.
Compensation expense associated with the trust unit rights granted in the three months ended March 31, 2008 was based on the estimated fair value of $1.69 per trust unit right (March 31, 2007 — $2.06). The fair value of trust unit rights granted in the period was estimated at eight percent of the exercise price at the date of grant using a binomial lattice option pricing model with the following assumptions: risk-free rate of 3.9 percent, volatility of 23 percent, expected distribution yield of 14 percent per trust unit and reductions in the exercise price over the life of the trust unit rights. The amount of compensation expense is reduced by the estimated forfeitures at the date of grant which has been estimated at five percent for directors and officers and ten percent for employees.

Compensation expense related to the trust unit rights for the three months ended March 31, 2008 was $1.1 million (March 31, 2007 — $1.0 million).

Trust Unit Option Plan

During the period ended March 31, 2008, 21,600 trust unit options were exercised at a weighted average exercise price of $16.29 (March 31, 2007 — nil) and 5,070 trust unit options (March 31, 2007 — 2,340) were forfeited at a weighted average exercise price of $17.48 (March 31, 2007 —$18.19). As at March 31, 2008, options to purchase 39,648 trust units (March 31, 2007 — 96,279) were outstanding with a weighted average exercise price of $14.39 (March 31, 2007 — $16.07).

8.	DEFICIT

	As at	As at
	March 31, 2008	December 31, 2007

Accumulated earnings	$1,618,755	$1,675,338
Accumulated distributions declared	(3,528,928)	(3,361,694)

	$(1,910,173)	$(1,686,356)

Pengrowth is obligated by virtue of its Royalty and Trust Indentures and NPI agreement to distribute to unitholders a significant portion of its cash flow from operations. Cash flow from operations typically exceeds net income as a result of non-cash expenses such as unrecognized gains (losses) on risk management contracts, depletion, depreciation and accretion. These non-cash expenses result in a deficit being recorded despite Pengrowth distributing less than its cash flow from operations.

PENGROWTH ENERGY TRUST -35-

Distributions paid

Actual cash distributions paid for the three months ended March 31, 2008 were $167 million (March 31, 2007 — $183 million). Distributions declared have been determined in accordance with the Trust Indenture. Distributions are declared payable in the following month after the distributions were earned. The amount of cash not distributed to unitholders is at the discretion of the Board of Directors.

9.	FOREIGN EXCHANGE LOSS

	Three months ended	Three months ended
	March 31, 2008	March 31, 2007

Unrealized foreign exchange loss (gain) on translation of U.S. dollar denominated debt	$21,120	$(2,161)
Unrealized foreign exchange loss (gain) on translation of U.K. pound denominated debt	4,035	(633)

	$25,155	$(2,794)

Unrealized loss on foreign exchange risk management contracts	11,417	7,325

	$36,572	$4,531
Realized foreign exchange (gain) loss	(748)	69

	$35,824	$4,600

10.	OTHER CASH FLOW DISCLOSURES

i) Change in Non-Cash Operating Working Capital

	Three months ended	Three months ended
Cash provided by (used for):	March 31, 2008	March 31, 2007

Accounts receivable	$(8,597)	$(65,871)
Accounts payable and accrued liabilities	3,660	2,237
Due to Pengrowth Management Limited	2,550	(696)

	$(2,387)	$(64,330)

ii) Change in Non-Cash Investing Working Capital

	Three months ended	Three months ended
Cash provided by (used for):	March 31, 2008	March 31, 2007

Accounts payable and capital accruals	$1,672	$1,645

iii) Cash interest payments

	Three months ended	Three months ended
	March 31, 2008	March 31, 2007

Interest on long term debt	$19,496	$22,694
Interest on bank indebtedness	—	7,394

	$19,496	$30,088

11.	AMOUNTS PER TRUST UNIT

	Three months ended	Three months ended
	March 31, 2008	March 31, 2007

Weighted average number of trust units — basic and diluted	247,257,207	244,359,461

PENGROWTH ENERGY TRUST -36-

For the three months ended March 31, 2008, 6.5 million (March 31, 2007 — 4.9 million) trust units from trust unit options, rights and the convertible debentures were excluded from the diluted net loss per unit calculation as their effect is anti-dilutive.

12.	CAPITAL DISCLOSURES

Pengrowth defines its capital as trust unitholders’ equity, long term debt, bank indebtedness, convertible debentures, working capital and cash and term deposits.

Pengrowth’s objectives when managing capital are to provide stable cash distributions to unitholders while enhancing the value of its trust units. Pengrowth’s aim is to maintain sufficient financial flexibility in its capital structure to allow it to finance its capital expenditures to replace produced reserves through operating cash flows and within the company’s debt capacity while maintaining distributions at a level that provides a reasonable return to unitholders. Pengrowth seeks to retain sufficient flexibility with its capital to take advantage of acquisition opportunities that may arise.

Pengrowth must comply with certain financial debt covenants. Compliance with these financial covenants is closely monitored by management as part of Pengrowth’s overall capital management objectives. The covenants are based on specific definitions prescribed in the debt agreements and are different between the credit facility and the term notes. Pengrowth is in compliance with all financial covenants.

Pengrowth’s ability to issue trust units is subject to external restrictions as a result of the Specified Investment Flow-Through Entities Legislation (the SIFT tax) whereby Pengrowth may lose the benefit of a four year grandfathering period if Pengrowth exceeds the limits on the issuance of new trust units and convertible debt that constitute normal growth during the grandfathering period (subject to certain exceptions). The normal growth limits are calculated as a percentage of Pengrowth’s market capitalization of approximately $4.8 billion on October 31, 2006. Pengrowth may currently issue approximately $2.4 billion of additional equity without offending the normal growth guidelines and may issue an additional $960 million for each of 2009 and 2010. The normal growth restriction on trust unit issuance is monitored by management as part of the overall capital management objectives. Pengrowth is in compliance with the normal growth restrictions.

Management monitors capital using non-GAAP financial metrics, primarily net debt to the trailing twelve months earnings before interest, taxes, depletion, depreciation, amortization, accretion, and other non-cash items (EBITDA). Management controls the ratio of net debt to trailing EBITDA with the objective of being able to finance its growth strategy while maintaining sufficient flexibility under the debt covenants.

In order to maintain its financial condition or adjust its capital structure, Pengrowth may issue new debt, refinance existing debt, issue additional equity under an existing shelf prospectus, adjust the level of distributions paid to unitholders, adjust the level of capital spending or dispose of non-core assets to reduce debt levels. However, there may be instances where it would be acceptable for net debt to trailing EBITDA to temporarily fall outside of the normal limits set by management, such as in financing an acquisition to take advantage of growth opportunities. This would be a strategic decision made by management and approved by the board where steps would be taken in the subsequent period to restore Pengrowth’s capital structure based on its capital management objectives.

Pengrowth’s objectives, policies and processes for managing capital have remained substantially consistent from the prior year. Management believes that current net debt to trailing EBITDA is within reasonable limits.

The following is a summary of Pengrowth’s capital structure, excluding trust unitholders’ equity:

	Mar 31,	Dec 31,
As at:	2008	2007

Term credit facilities	$535,955	$513,998
Senior unsecured notes	714,289	689,238
Working capital deficit excluding bank indebtedness (cash and term deposits)	285,543	191,620
Bank indebtedness (cash and term deposits)	5,233	(2,017)
Convertible debentures	75,002	75,030

	$1,616,022	$1,467,869

PENGROWTH ENERGY TRUST -37-

13.	FINANCIAL INSTRUMENTS

Pengrowth’s financial instruments are comprised of cash and term deposits, accounts receivable, accounts payable and accrued liabilities, fair value of risk management assets and liabilities, remediation trust funds, due to/from the manager, distributions payable to unitholders, long term debt and convertible debentures.

Details of Pengrowth’s significant accounting policies for recognition and measurement of financial instruments are disclosed in Note 2 of the consolidated financial statements for the year ended December 31, 2007.

RISK MANAGEMENT OVERVIEW

Pengrowth has exposure to certain market risks related to volatility in commodity prices, interest rates and foreign exchange rates. Derivative instruments are used to manage exposure to these risks. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes.

The Board of Directors and management have overall responsibility for the establishment of risk management strategies and objectives. Pengrowth’s risk management policies are established to identify the risks faced by Pengrowth, to set appropriate risk limits, and to monitor adherence to risk limits. Risk management policies are reviewed regularly to reflect changes in market conditions and Pengrowth’s activities.

MARKET RISK

Market risk is the risk that the fair value or future cash flows of financial assets and liabilities will fluctuate due to movements in market prices. Market risk is comprised of commodity price risk, foreign currency risk, interest rate risk and equity price risk.

Commodity Price Risk

Pengrowth is exposed to commodity price risk as prices for oil and gas products fluctuate in response to many factors including local and global supply and demand, weather patterns, pipeline transportation and political stability. Commodity price fluctuations are an inherent part of the oil and gas business. While Pengrowth does not consider it prudent to entirely eliminate this risk, it does mitigate some of the exposure to commodity price risk to protect the return on acquisitions, provide a level of stability to distributions, fund capital programs and maintain balance sheet strength. Pengrowth utilizes financial contracts to fix the commodity price associated with a portion of its future production. The use of forward and futures contracts are governed by formal policies and is subject to limits established by the board of directors. The board of directors and management may re-evaluate these limits as needed in response to specific events such as market activity, additional leverage, acquisitions or other transactions where Pengrowth’s capital structure may be subject to more risk from commodity prices.

As at March 31, 2008, Pengrowth had fixed the price applicable to future production as follows:

Crude Oil:

	Volume	Reference
Remaining term	(bbl/d)	Point	Price per bbl

Financial:
Apr 1, 2008 - Oct 31, 2008	1,000	WTI(1)	$74.25 Cdn
Apr 1, 2008 - Dec 31, 2008	18,000	WTI(1)	$77.84 Cdn
Jan 1, 2009 - Dec 31, 2009	10,000	WTI(1)	$84.62 Cdn

(1)	Associated Cdn $/U.S. $ foreign exchange rate has been fixed

PENGROWTH ENERGY TRUST -38-
Natural Gas:

	Volume	Reference		Price per
Remaining term	(mmbtu/d)	Point		mmbtu

Financial:
Apr 1, 2008 - Dec 31, 2008	5,000	Transco Z6	(1)	$10.90	Cdn
Apr 1, 2008 - Dec 31, 2008	12,500	NYMEX	(1)	$8.22	Cdn
Jan 1, 2009 - Dec 31, 2009	10,000	NYMEX	(1)	$8.50	Cdn
Apr 1, 2008 - Dec 31, 2008	63,979	AECO		$8.25	Cdn
Jan 1, 2009 - Dec 31, 2009	40,282	AECO		$7.70	Cdn
Apr 1, 2008 - Dec 31, 2008	17,500	Chicago MI	(1)	$8.43	Cdn
Jan 1, 2009 - Dec 31, 2009	12,500	Chicago MI	(1)	$8.40	Cdn

(1)	Associated Cdn $/U.S. $ foreign exchange rate has been fixed
Pengrowth has designated the above commodity risk management contracts as held for trading and recorded the contracts on the balance sheet at fair value.
The fair value of the commodity risk management contracts are allocated to current and non-current assets and liabilities on a contract by contract basis. The change in the fair value of the commodity risk management contracts during the period is recognized as an unrealized gain or loss on the income statement as follows:

	Three months ended	Three months ended
Commodity risk management contracts:	March 31, 2008	March 31, 2007

Current portion of unrealized risk management assets	$47	$751
Non-current portion of unrealized risk management assets	463	—
Current portion of unrealized risk management liabilities	(197,252)	(22,423)
Non-current portion of unrealized risk management liabilities	(54,192)	(25,182)

Total unrealized risk management liabilities at period end	$(250,934)	$(46,854)

Less: Unrealized risk management assets (liabilities) at beginning of period	(85,207)	37,100

Unrealized loss on risk management contracts for the period	$(165,727)	$(83,954)

Natural Gas Fixed Price Sales Contract
Pengrowth assumed a natural gas fixed price physical sales contract in conjunction with an acquisition. At March 31, 2008, the amount Pengrowth would pay to terminate the fixed price sales contract would be $11 million. Details of the physical fixed price sales contract are provided below:

Remaining Term	Volume (mmbtu/d)	Price per mmbtu

April 1, 2008 - Oct 31, 2008	3,886	$2.34 Cdn
Nov 1, 2008 - April 30, 2009	3,886	$2.40 Cdn

Commodity Price Sensitivity
Each Cdn $1 per barrel increase in future oil prices would result in approximately Cdn $8.4 million pre-tax unrealized loss on commodity risk management contracts. Similarly, each Cdn $0.50 per mcf increase in the future natural gas prices would result in approximately Cdn $25.1 million pre-tax unrealized loss on commodity risk management contracts.
Foreign Exchange Risk
Pengrowth is exposed to foreign currency fluctuations as crude oil and natural gas prices received are referenced to U.S. dollar denominated prices. Pengrowth has mitigated some of this exchange risk by entering into fixed Canadian dollar crude oil and natural gas price swaps as outlined in the commodity price risk section above.
Pengrowth is exposed to foreign currency fluctuation on the U.S. dollar denominated notes for both interest and principal payments. Pengrowth has not entered into any contracts to mitigate the foreign exchange risk associated with the U.S. dollar denominated term notes as the U.S. dollar denominated interest payments partially offset U.S. dollar denominated revenues.
Pengrowth entered into foreign exchange risk management contracts in conjunction with issuing Pounds Sterling 50 million ten year term notes which fixed the Canadian dollar to Pound Sterling exchange rate on the interest and principal of the Pound Sterling denominated debt at approximately 0.4976 Pounds Sterling per Canadian

PENGROWTH ENERGY TRUST -39-

dollar. The estimated fair value of the foreign exchange risk management contracts have been determined based on the amount Pengrowth would receive or pay to terminate the contract at period end. At March 31, 2008, the amount Pengrowth would pay to terminate the foreign exchange risk management contracts would be approximately $5.6 million.
Pengrowth has designated the foreign exchange risk management contracts as held for trading and are recorded on the balance sheet at fair value. The fair value of the foreign exchange risk management contracts are allocated to current and non-current assets and liabilities on a contract by contract basis. The change in the fair value of the foreign exchange risk management contracts during the period is recognized as an unrealized gain or loss on the income statement as follows:

	Three months ended	Three months ended
Foreign exchange risk management contracts:	March 31, 2008	March 31, 2007

Non-current portion of unrealized risk management assets	$—	$6,548
Current portion of unrealized risk management liabilities	(731)	—
Non-current portion of unrealized risk management liabilities	(4,880)	—

Total unrealized risk management assets (liabilities) at period end	$(5,611)	$6,548
Less: Unrealized risk management assets at beginning of period	$5,806	$13,873

Unrealized loss on risk management contracts for the period	$(11,417)	$(7,325)

Foreign Exchange Rate Sensitivity
The following summarizes the sensitivity on pre-tax income of a change in the foreign exchange rate on unrealized foreign exchange gains (losses) related to the translation of the foreign denominated term debt and on unrealized gains (losses) related to the change in the fair value of the foreign exchange risk management contracts, holding all other variables constant;

	Cdn $0.01 Exchange Rate Change
Foreign Exchange Sensitivity	Cdn - U.S.	Cdn - U.K.

Unrealized foreign exchange gain or loss	$6,000	$500
Unrealized foreign exchange risk management gain or loss	—	700

Interest Rate Risk
Pengrowth is exposed to interest rate risk on the Canadian dollar revolving credit facility as the interest is based on floating interest rates. Pengrowth has mitigated some of its exposure to interest rate risk by issuing fixed rate term notes.
Interest Rate Sensitivity
As at March 31, 2008, Pengrowth has approximately $1.3 billion of long term debt of which $536 million is based on floating interest rates. A one percent increase in interest rates would increase pre-tax interest expense by approximately $1.3 million for the three months ended March 31, 2008.
Equity Price Risk
A portion of the funds held in the remediation trust funds that were established to fund future asset retirement obligations were invested in an exchange traded bond fund. Pengrowth’s exposure to equity price risk is not significant.
FAIR VALUE
The fair value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, due to manager, and distributions payable approximate their carrying amount due to the short-term nature of those instruments.
Risk management assets and liabilities are recorded at their estimated fair value based on the mark-to-market method of accounting, using publicly quoted market prices or, in their absence, third-party market indications and forecasts priced on the last trading day of the applicable period. Investments in the SOEP remediation trust fund have been designated as held for trading and are recorded at fair value which is based on the market value of the underlying investments in the fund at the balance sheet date. Interest income earned on the SOEP remediation trust fund is included in interest. The Judy Creek remediation trust fund is classified as held to maturity. The fair value is based on the carrying value of the underlying investments, plus accrued interest. Interest income earned on the Judy Creek remediation trust fund is included in processing and other income.
The fair value of the foreign denominated term notes is determined based on the trading price of risk free government debt instruments of similar maturities, adjusted for credit risk premium. The fair value of the convertible debentures has been determined using the closing trading price of the debentures on the balance

PENGROWTH ENERGY TRUST -40-

sheet date. The fair value of the Canadian dollar revolving credit facility is equal to its carrying amount as the facility bears interest at floating rates.
The fair value of financial instruments that differ from their carrying value are as follows:

	March 31, 2008		December 31, 2007
As at	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial Assets
Remediation Trust Funds	$20,500	$20,541	$18,094	$18,107

Financial Liabilities
U.S. dollar denominated debt	612,792	677,214	591,794	627,674
U.K. Pound Sterling denominated debt	101,497	102,603	97,444	96,181
Convertible debentures	75,002	75,115	75,030	74,741

CREDIT RISK
Credit risk is the risk of financial loss to Pengrowth if a counterparty to a financial instrument fails to meet its contractual obligations. A significant portion of the company’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. Pengrowth manages its credit risk by performing a credit review on each marketing counterparty and following a credit practice that limits transactions according to the counterparty’s credit rating as assessed by Pengrowth. In addition, Pengrowth may require letters of credit or parental guarantees from certain counterparties to mitigate some of the credit risk associated with the amounts owing by the counterparty. The use of financial swap agreements involves a degree of credit risk that Pengrowth manages through its credit policies which are designed to limit eligible counterparties to those with “A” credit ratings or better. The carrying value of accounts receivable and risk management assets represents Pengrowth’s maximum credit exposure.
Pengrowth sells a significant portion of its oil and gas to a limited number of counterparties. Pengrowth has two counterparties that individually account for more than ten percent of monthly revenues. Both counterparties are large, well-established companies supported by investment grade credit ratings.
Pengrowth considers amounts over 90 days as past due. As at March 31, 2008, the amount of accounts receivable that were past due was not significant. Pengrowth has not recorded a significant allowance for doubtful accounts. Management has assessed that no significant impairment issue exists. The company’s objectives, processes and policies for managing credit risk have not changed from the previous year.
LIQUIDITY RISK
Liquidity risk is the risk that Pengrowth will not be able to meet its financial obligations as they fall due. Pengrowth’s approach to managing liquidity is to ensure, as much as possible, that it will always have sufficient liquidity to meet its liabilities when due, under normal and stressed conditions. Management closely monitors cash flow requirements to ensure that it has sufficient cash on demand or borrowing capacity to meet operational and financial obligations over the next three years. Pengrowth maintains a $1.2 billion unsecured syndicated extendible revolving term credit facility and a $35 million demand operating line of credit. Pengrowth’s long term notes and bank credit facilities are unsecured and equally ranked.
All of Pengrowth’s financial liabilities are current and due within one year, except as follows:

	Carrying	Contractual				More than 5
As at March 31, 2008	Amount	Cash Flows	within 1 year	1-2 years	2-5 years	years

Canadian dollar revolving credit facility(1)	$535,955	$586,723	$22,564	$22,564	$541,596	$—
U.S. dollar denominated term debt(1)	612,792	888,015	36,472	36,472	241,249	574,056
U.K. Pound Sterling denominated term debt(1)	101,497	144,675	5,571	5,571	16,713	116,891
Convertible debentures (1)	75,002	87,228	4,810	4,810	77,608	—
Remediation trust fund payments	—	12,500	250	250	750	11,250

Commodity Risk Management Contracts
Cash Outflow	(251,443)	(255,799)	(199,542)	(56,257)	—	—
Cash Inflow	509	529	48	481	—	—

Foreign Exchange Risk Management Contracts
Cash Outflow	(5,611)	(240)	(30)	(30)	(90)	(90)

(1)	Contractual cash flows include future interest payments calculated at period end exchange rates and interest rates.